UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  February 2006

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


--------------------------------------------------------------------------------


                                 EXHIBIT INDEX


1. Final Results dated 21 February 2006


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: February 21, 2006                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: February 21, 2006                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary


Exhibit No. 1



                                                                         Results
                                                                    Announcement
                                                                   31st December
                                                                            2005


                                  BARCLAYS PLC

                  PRELIMINARY ANNOUNCEMENT OF RESULTS FOR 2005

                               TABLE OF CONTENTS

                                                                          PAGE
Summary of key information                                                   1
Performance summary                                                          2
Financial highlights                                                         4
Group Chief Executive's Statement                                            5
Group Finance Director's Review                                              8
Consolidated income statement                                               11
Consolidated balance sheet                                                  12
Results by business                                                         14
Results by nature of income and expense                                     44
Analysis of amounts included on the balance sheet                           56
Additional information                                                      68
Notes                                                                       72
Consolidated statement of recognised income and expense                     86
Summary consolidated cashflow statement                                     87
Other information                                                           88
Index                                                                       90



   BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, ENGLAND, UNITED KINGDOM.
               TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839



                                  BARCLAYS PLC

The information in this announcement, which was approved by the Board of Directors on 20th February 2006, does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the 'Act'). Statutory accounts, which also include certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC), will be delivered to the Registrar of Companies in accordance with Section 242 of the Act. The 2005 Annual Review and Summary Financial Statement will be posted to shareholders together with the Group's full Annual Report for those shareholders who request it.

International Financial Reporting Standards

The Group has applied International Financial Reporting Standards (IFRS) from 1st January 2004, with the exception of the standards relating to financial instruments and insurance contracts which are applied only with effect from 1st January 2005. Therefore the impacts of adopting IAS 32, IAS 39 and IFRS 4 are not included in the 2004 comparatives in accordance with IFRS 1 and financial instruments and insurance contracts are accounted for under UK GAAP in 2004.

The results for 2005 are therefore not entirely comparable to those for 2004 in affected areas. For a fuller discussion of the transitional impacts of IFRS, please refer to the IFRS Transition Report 2004/2005, released 11th May 2005. The IFRS Transition Report provided the reconciliations required by IFRS and the provisional accounting policies expected to be applied in the preparation of the 2005 financial statements. The Interim Results Announcement on 5th August 2005 amended the reconciliations and the provisional accounting policies for the use of the fair value option. The financial information in this announcement has been prepared in accordance with these amended accounting policies. A summary of the Group's significant accounting policies will be included in the 2005 Annual Report. Dashes have been used to indicate where changes in policy cause an item to be not applicable and where there is no amount to report.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, as well as UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, progress in the integration of Absa into the Group's business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.



                                                              21st February 2006

"Barclays delivered strong and broadly based profit growth in 2005. Forty percent of our profits came from outside the UK as our wholesale and international businesses performed particularly well and as we started to benefit from the Absa acquisition. We made good progress in the UK, and are well positioned across the group for further growth in 2006."

                       John Varley, Group Chief Executive

                          SUMMARY OF KEY INFORMATION(1)
                          -----------------------------

----------------------------------------------   ---------  -------  ---------
Group Results                                         2005     2004   % Change
                                                      GBPm     GBPm
Total income net of insurance claims                17,333   14,108         23

Impairment charge and other credit provisions       (1,571)  (1,093)        44

Operating expenses                                 (10,527)  (8,536)        23

Profit before tax                                    5,280    4,580         15

Profit attributable to minority interests             (394)     (47)       738

Profit attributable to equity holders of the         3,447    3,254          6
parent

Economic profit                                      1,752    1,568         12

Earnings per share                                    54.4p    51.0p         7
Proposed full year dividend per share                 26.6p    24.0p        11

Post-tax return on average shareholders' equity       21.1%    21.7%

                                                      GBPm     GBPm   % Change
Summary of divisional profit before tax(2)
UK Banking                                           2,455    2,265          8
                                                  -------- --------
UK Retail Banking                                    1,027      963          7
UK Business Banking                                  1,428    1,302         10
                                                  -------- --------
Barclays Capital                                     1,272    1,020         25
Barclays Global Investors                              542      336         61
Wealth Management                                      172      110         56
Barclaycard                                            687      843        (19)
International Retail and Commercial Banking (IRCB)     690      293        135
                                                  -------- --------
IRCB - ex Absa                                         355      293         21
IRCB - Absa                                            335        -          -
                                                  -------- --------

----------------------------------------------   ---------  -------  ---------

(1) In this document the income statement analysis compares, unless stated otherwise, the year ended 31st December 2005 to the corresponding period of 2004. Balance sheet comparisons, unless stated otherwise, relate to the corresponding position at 31st December 2004. 2004 comparatives do not include additional impacts arising from the first time application of IAS 32 (Financial instruments: Disclosure and Presentation), IAS 39 (Financial instruments: Recognition and Measurement) and IFRS 4 (Insurance Contracts), which were applied from 1st January 2005.
(2) Summary excludes Wealth Management-closed life assurance activities and Head office functions and other operations. Full analysis of business profit before tax is on page 18.

                              PERFORMANCE SUMMARY

  - The financial results reflect progress in implementing our strategy:

       - Total income(1) up 23% to GBP17,333m
       - Profit before tax up 15% to GBP5,280m
       - Earnings per share up 7% to 54.4p
       - Dividend per share up 11% to 26.6p
       - Economic profit up 12% to GBP1,752m
       - Return on average shareholders' equity of 21%.

  - UK Banking produced good profit(2) growth, up 8% to GBP2,455m, and outperformed its productivity target for 2005 with the cost:income(1) ratio improving by three percentage points versus the target of two percentage points. UK Retail Banking delivered an improvement in profits driven by higher income and lower costs and UK Business Banking maintained strong growth.

  - Barclays Capital maintained its excellent performance, with profit(2) rising 25% to GBP1,272m. Profit growth reflected the success of past investments and higher customer driven revenues across a broad range of asset classes. The rate of profit growth exceeded the rate of growth in capital consumption.

  - Barclays Global Investors achieved outstanding results, with profit(2) up 61% to GBP542m, and delivered a strong investment performance. Net new assets under management were US$88bn.

  - Wealth Management profit(2) grew significantly, up 56% to GBP172m. This reflected balance sheet growth across the business, higher assets under management and client activity, and disciplined cost control.

  - Barclaycard profit(2) fell 19% to GBP687m. Strong income(1) growth was offset by a significant rise in impairment charges, principally in the UK card portfolios. Barclaycard profits were also adversely impacted by higher costs, mainly as a result of investment in Barclaycard US (previously Juniper), which is performing on plan.

  - International Retail and Commercial Banking excluding Absa achieved very strong growth with profit(2) up 21% to GBP355m. There were particularly good performances in European mortgages, African corporate lending and in the Spanish business.

  - Absa's performance was excellent, reflecting good balance sheet growth, strong levels of customer activity and a benign credit environment. Absa's contribution to profit(2) was GBP335m reflecting five months of ownership and the annualised return on investment before hedging and funding costs in this period was 13%.

  - The Group's results also reflect the benefits realised from other recent acquisitions, including Banco Zaragozano in Spain, Gerrard in the UK, Barclaycard US and the Iveco Finance business.

  - Group income growth(1) excluding Absa, of 16%, was very strong and well diversified by business, income type and geography. Non-interest income(1) excluding Absa rose 20% and represented over half of total income(1).

  - The increase in operating expenses excluding Absa was in line with comparable income(1) growth. The increase was driven by significant investment directed to the global product businesses, higher performance related expenses, the expansion of International Retail and Commercial Banking and head office relocation costs. This was partly offset by a strong focus on cost control and by good progress on UK Banking productivity goals.

(1) Total income net of insurance claims.
(2) Profit before tax.


                              PERFORMANCE SUMMARY

  - Impairment charges and other credit provisions rose 44%. This reflected some large one-off releases and recoveries in 2004, the impact of acquisitions in 2005 and changes in methodology. Excluding these factors, the underlying rate of growth in impairment charges was 24%. Stable credit conditions in the wholesale and corporate businesses were more than offset by a deterioration in the retail businesses. This was driven principally by a continued steady increase in arrears balances and lower rates of recovery from customers in UK credit cards. Impairment charges rose at a slower rate in unsecured loans and were minimal in UK mortgages.

  - Barclays primary performance goal is to achieve top quartile total shareholder return. In the first two years of the 2004-2007 goal period Barclays was positioned 5th within its peer group(1), which is second quartile. Compound annual growth in economic profit of 18% over the first two years of the goal period is ahead of the target range (10%-13%).

(1) Peer group for 2005 remained unchanged from 2004: ABN Amro, BBVA, BNP Paribas, Citigroup, Deutsche Bank, HBOS, HSBC, JP Morgan, Lloyds TSB, Royal Bank of Scotland and UBS. The peer group is unchanged for 2006.

                              FINANCIAL HIGHLIGHTS

                                                                     2005      2004
RESULTS                                                              GBPm      GBPm
---------
Net interest income                                                 8,075     6,833
Net fee and commission income                                       5,705     4,847
Principal transactions(1)                                           3,179     2,514
Net premiums from insurance contracts                                 872     1,042
Other income                                                          147       131
Total income                                                       17,978    15,367
Net claims and benefits paid on insurance
contracts                                                            (645)   (1,259)
Total income net of insurance claims                               17,333    14,108
Impairment charge and other credit provisions                      (1,571)   (1,093)
Net income                                                         15,762    13,015
Operating expenses (including amortisation                        (10,527)   (8,536)
of intangible assets)
Share of post-tax results of associates and
joint ventures                                                         45        56
Profit on disposal of associates and joint
ventures                                                                -        45
Profit before tax                                                   5,280     4,580
Profit attributable to equity holders of the
parent                                                              3,447     3,254
Economic profit                                                     1,752     1,568

PER ORDINARY SHARE                                                      p         p
--------------------
Earnings                                                             54.4      51.0
Diluted earnings                                                     52.6      49.8
Proposed full year dividend                                          26.6      24.0
Net asset value                                                       269       246

PERFORMANCE RATIOS                                                      %         %
--------------------
Post-tax return on average shareholders' equity                      21.1      21.7
Cost:income ratio(2)                                                   61        61
Cost:net income ratio(3)                                               67        66

                                                                 As at
                                                          2005   01.01.05      2004
BALANCE SHEET                                             GBPm       GBPm      GBPm
Shareholders' equity excluding minority
interests                                               17,426     15,287    15,870
Minority interests                                       7,004      3,330       894
Total shareholders' equity                              24,430     18,617    16,764
Loan capital                                            12,463     10,606    12,277
Total capital resources                                 36,893     29,223    29,041
Total assets                                           924,357    715,600   538,181
Weighted risk assets                                   269,148    219,758   218,601

CAPITAL RATIOS                                               %          %         %
Tier 1 ratio                                               7.0        7.1       7.6
Risk asset ratio                                          11.3       11.8      11.5



(1) Principal transactions comprise net trading income and net investment income.
(2) The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.
(3) The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.



                       GROUP CHIEF EXECUTIVE'S STATEMENT

I am pleased to report that 2005 was another record year for Barclays. Profit before tax grew 15% to GBP5.3bn. We increased our dividend 11%. This performance is the consequence of having a well-grounded and robust strategy, and implementing it well.

Our ambition is to position Barclays as one of the handful of universal banks leading the global industry. Our portfolio helps us to achieve this, through diversity in both business and geography.

We have a simply stated business purpose: to help our customers and clients achieve their goals. Our strategic priorities are derived from that business purpose. They are: building the best bank in the UK; accelerating the growth of our global product businesses; developing retail and commercial banking activities in selected countries outside the UK; and enhancing operational excellence.

In executing our strategy, we are clear about what we are seeking to achieve on behalf of our owners: higher earnings growth. This is what drives our investment priorities, and what has guided us towards further international expansion. The acquisition of a controlling stake in the South African bank, Absa Group Limited, which we completed in 2005; the development of our other International Retail and Commercial Banking businesses; and the continued rapid growth of Barclays Capital, Barclays Global Investors and Barclaycard International - all of these are designed to enable us to grow faster by ensuring that we have a good spread of activities both by business and by geography.

We have a clear view about sources of growth in the financial services industry over the coming years. We see significant growth opportunities in the UK but we see at least as many internationally. Our selective diversification by geography, by product, and by customer segment helps us improve financial performance, reduce risk, and create opportunities for synergies in product and capital.

Our performance in 2005 has been underpinned by three strong pillars: our portfolio of businesses; our geographical presence; and the talent and skills of our people.

Our portfolio

UK Banking is a bellwether business for us. If Barclays is to achieve its ambitions, then UK Banking must perform well. We made good progress in UK Banking during 2005, and both of its components - UK Business Banking and UK Retail Banking - achieved encouraging profit growth. We have made a public commitment to improve the productivity of this business by two percentage points in each of 2005, 2006 and 2007, and we out-performed that goal in 2005.

We know that UK Retail Banking presents us with a significant growth opportunity. Our recruitment of customers was good in 2005 - 400,000 new current account holders, 250,000 new savings customers, and over 500,000 new registrants for online banking. The business is not yet performing as strongly as we intend, but we have identified opportunities for improvement and have enhanced the resource and skill that we are directing towards these.

UK Business Banking had a good year. Its business model - based on relationship management and industry sector specialisation - positions it well to capture business, and 2005 was busy and successful.

Barclays Capital had another record year. Barclays Capital is a client focused business. Its performance is not particularly sensitive to the direction or absolute level of interest rates but rather to levels of client activity. We have taken the simple formula of offering financing and risk management services to clients, and applied it with discipline to a steadily expanding array of activities. The business base has expanded quickly through the investment of the last two years. As a result of growth in Asia, in continental Europe, and in North America, over 70% of Barclays Capital income comes from outside the UK. We have expanded the business in a way that demands both short term performance and medium term returns. Profits have grown very strongly. Meanwhile, we have increased the range of our investment banking activities through the development of significant income streams in the areas of mortgage backed securities, equity products, commodities, and derivative products across all asset classes.

Barclays Global Investors achieved outstanding results. Assets under management now exceed US$1.5 trillion. As in the case of Barclays Capital, we are unconstrained by market share and, in particular, we are seeing brisk growth in the areas of fixed income, cash management and exchange traded funds. 2005 was a year of strong headcount growth in Barclays Global Investors (BGI), which reflects our confidence in the position which BGI has in the industry. This position is underpinned by BGI's investment performance track record - which is outstanding - and by demographics and the fiscal pressure on governments to provide retirement solutions for their citizens.

Our goal is to position our Wealth Management business as a leading European wealth manager. This is a business undergoing rapid transformation. The pick-up in profits in the last two years has been striking, but the most important feature of our progress is good growth in the client base, in assets under management and lending balances.

In Barclaycard, the challenging consumer environment and consequent rising impairment in the UK contrasted with stable credit conditions and very good growth in other markets. Our strategy has been to diversify our cards and consumer lending business, adding a partnerships business in the UK in recent years (providing Sky TV customers with a credit card offering would be a good example of this in 2005) and rapidly expanding Barclaycard International. We now have nearly 4.5 million cards in issue in the International business. Growth prospects here are underpinned by the rapid development of Barclaycard US (previously Juniper) which we acquired at the end of 2004, by our joint venture in Scandinavia with Swedbank launched in 2005, and by the Zaragozano and Absa acquisitions.

The customer base of International Retail and Commercial Banking grew significantly during 2005 as a result of the acquisition of Absa, which added over 7 million new customers to the Group. This transaction was the largest investment we have ever made outside the UK. Absa is a very good bank, and it is performing strongly. The expected synergies with our pre-existing South African activities, and the introduction into Absa of specialist skills in the areas of investment banking, small and mid-corporate banking and credit cards, make us confident that Absa represents a significant source of earnings growth for our shareholders in the future.

Outside Absa, the rest of the International Retail and Commercial Banking portfolio performed strongly. In particular, we continue to make rapid progress in our Spanish business, where the integration of Banco Zaragozano, acquired in 2003, is proceeding well. Spain represents another good example of where we can take a strong retail and commercial banking platform, develop it by acquisition, and use it to introduce additional service offerings to our customers through collaboration with Barclays Capital, Barclays Global Investors and Barclaycard.

Our presence

The second pillar of our activities is the business spread and geographical presence that we continue to build. We have two principal sources of earnings diversification: the first is in core banking activities outside the United Kingdom, of which Africa and Spain would be the best examples. The second is through the development of our global product businesses; investment banking, asset management, wealth management and credit cards.

In 2005, about 40% of our profits came from outside the United Kingdom. Over time we would like to see this percentage increase. We expect the plans we have for our existing portfolio of businesses to enable us to achieve an approximately even balance between UK and international profits over the next three years.

We believe that we should ensure that our shareholders, through investing in Barclays, have appropriate exposure to the fastest growing economies in the world. By consequence, we continue to invest in Asia through Barclays Capital and Barclays Global Investors, which represent our principal sources of activity in that part of the world. During 2005, we opened a branch in Shanghai, adding to our representative office in Beijing; and our Indian business grew quickly, in particular in the area of debt issuance on behalf of Indian companies.

We are - and will continue to be - selective about where we do business. The standard we set ourselves is that where we choose to operate, we are in a position to compete with the best in the world.

Our people

The third pillar of our business - our people - is fundamental to what we do. Barclays has been in business for over 300 years. The common thread running through its long history is that of relationships, and strong business relationships depend on talented people. Recruiting, developing and retaining the best people is a strategic imperative for us, and we direct a lot of time and effort at nurturing what we call 'franchise health': in other words, the standing of Barclays in the minds of our people, our customers and the communities in which we live and work. We measure our people's level of engagement regularly through our employee opinion surveys. The results of the 2005 survey continued the positive trend of recent years, with good progress in employee engagement and pride in Barclays.

Our investment in people reflects a broader cultural change in our business. As we grow and as we diversify, it is important that the people of Barclays reflect the customers, clients and societies which we serve. Central to the service ethic are two things: first that we must lift our performance, month by month and year by year. This is an intensively competitive industry, and our customers and clients have the right to expect us to be good at what we do. Second, we take pride in being successful, because if we are successful as an organisation, then we contribute significantly to the societies in which we work. It is important for all our stakeholders - be they pensioners, employees, customers or governments - that Barclays does well.

Long term success, as well as good short term performance, depends on having the right strategy and executing it effectively. Our performance in 2005 shows that we are doing what we said we would. We have accelerated the pace at which we execute our strategy because the strategy is a good one, and it is serving our shareholders and customers well.

It is good to be able to report record profits in 2005. However, it is more important still to be able to say that a portfolio of good businesses, along with a growing geographical presence and the talent of great people, position us well for the future.

John Varley
Group Chief Executive




                        GROUP FINANCE DIRECTOR'S REVIEW

Group performance

Barclays delivered strong financial results in 2005. Profit before tax was GBP5,280m, an increase of 15% from 2004. Earnings per share rose 7%, and economic profit(1) was up 12%. Return on average shareholders' funds was 21% and we have increased the total dividend payout 11%.

Income(2) rose 23%, an increase which was broadly spread across the Group with most businesses reporting double digit income growth and UK Retail Banking returning to modest top line growth.

Operating expenses grew in line with income, reflecting significant investment directed to the global product businesses, higher performance-related expenses, the expansion of International Retail and Commercial Banking and head office relocation. Excluding the first time contribution of Absa, income and operating expenses increased 16%.

Impairment charges increased 44% to GBP1,571m (2004: GBP1,093m). This reflected some large one-off releases and recoveries in 2004, the impact of acquisitions in 2005 and changes in methodology. Excluding these factors, the underlying rate of growth in impairment charges was 24%, driven by a continued increase in arrears balances and lower rates of recovery from customers in UK credit cards. Impairment charges rose at a slower rate in unsecured loans and were minimal in UK mortgages. Wholesale and corporate credit conditions were stable.

Business performance

UK Banking produced good profit growth(3), up 8%, to GBP2,455m (2004: GBP2,265m) and outperformed its productivity target for 2005 with the cost:income(2) ratio improving by three percentage points.

UK Retail Banking achieved solid income(2) growth of 4% in 2005, with a marked pick-up in the second half of the year which we believe establishes good momentum for 2006. Operating expenses decreased 3% through strong cost control whilst continuing targeted reinvestment to improve customer service and the branch network. Profit before tax grew 7% to GBP1,027m (2004: GBP963m). Excluding the gain on the sale of our stake in Edotech in 2004, underlying profit before tax increased 12%.

UK  Business  Banking  profit  before  tax  increased  10% to  GBP1,428m  (2004:
GBP1,302m), driven by strong income and balance sheet growth. Operating expenses grew slower than income leading to an improved cost:income(2) ratio of 35%.

Barclays Capital continued its very strong growth of recent years, with profit before tax in 2005 rising 25% to GBP1,272m (2004: GBP1,020m). Income(2) growth of 27% was broadly based across products and geographies. The year also saw continued investment in building Barclays Capital's scale and diversity in terms of geography, products and people. As a result of investment and the profit performance, operating expenses grew 28%. Market risk was well-controlled with DVaR falling 6% to GBP32m as a result of increased diversification. The rate of growth of earnings once again exceeded the rate of growth of capital consumption.

Barclays Global Investors achieved outstanding results, with profit before tax rising 61% to GBP542m (2004: GBP336m), reflecting strong growth in net new assets, very good investment performance and a continuing improvement in operating margins. Income(2) growth of 48% was driven by significant increases in management fees, incentive fees, and securities lending revenues. Operating expenses rose 40%, reflecting higher performance based compensation and significant investment in the platform and in innovative new products.

(1) Economic profit is defined on page 64.
(2) Total income net of insurance claims.
(3) Profit before tax.

Wealth Management profit before tax rose 56% to GBP172m (2004: GBP110m) - a very strong performance driven by broad based income(1) growth of 11% and improved cost efficiency. Operating expenses grew only 3% as efficiency savings funded significant cost restructuring and investment programmes.

Barclaycard profit before tax fell 19% to GBP687m (2004: GBP843m) driven by higher levels of impairment in the UK and continued investment in the International business. Income(1) growth of 15% reflected good performances by the UK cards and loans businesses and very strong international growth. Operating expenses rose 21%, reflecting continued heavy investment in the business, particularly internationally. The Barclaycard US business, previously Juniper, grew strongly in line with plans, and cards in Spain and Germany performed strongly.

International Retail and Commercial Banking was transformed by the acquisition of Absa. International Retail and Commercial Banking excluding Absa increased profit before tax 21% to GBP355m (2004: GBP293m). Income(1) growth of 20% reflected strong balance sheet growth in Europe and Africa. Operating expenses grew in line with income(1) as we accelerated the integration of Banco Zaragozano. Excluding integration costs, Barclays Spain increased profit before tax 25% to GBP156m (2004: GBP125m).

We completed the acquisition of a majority stake in Absa Group Limited in July 2005. Absa Group Limited reported 28% growth in profit before tax to R7,031m for the 9 month period to 31st December 2005(2). For the 5 month period of Barclays ownership, Absa contributed GBP335m to profit before tax and the performance of Absa is well ahead of the business plan that underpinned the acquisition.

Head office functions and other operations loss before tax increased to GBP532m (2004: GBP235m). This was driven by accounting adjustments to eliminate inter-segment transactions of GBP204m (2004: GBP69m) and non-recurring costs of GBP165m (2004: GBP32m) including the costs of head office relocation and write-off of capitalised IT related assets.

International Financial Reporting Standards

Barclays applied International Financial Reporting Standards (IFRS) with effect from 1st January 2004, with the exception of IAS 32, IAS 39 and IFRS 4, which were applied from 1st January 2005. The effect of these changes is pervasive throughout these results. Where possible, and where the difference causes a significant issue with interpretation, we have sought to identify the discontinuities caused by different standards being applied from 1st January 2005 and have reported balance sheet data for both 31st December 2004 as well as 1st January 2005 in order to enable appropriate comparisons to be made. At Group level, we believe the application of IAS 32, IAS 39 and IFRS 4 has not had a material impact on attributable profits or earnings per share but have significantly increased balance sheet footings. We have previously reported in detail on the line items which would be affected by IFRS and the outcomes have been consistent with our earlier expectations.


(1) Total income net of insurance claims.
(2) Absa has changed its financial year-end to 31st December to conform with Barclays. The comparable period comprises unaudited results for the nine months ended 31st December 2004.

Capital strength

Our strong credit rating and disciplined approach to capital management remain sources of competitive advantage. Our capital management policies are designed to optimise the returns to shareholders whilst maintaining our rating.

At the end of 2005, our tier 1 capital ratio was 7.0% and our risk asset ratio was 11.3%. Over the past two years we have consciously sought to address the extent to which we are carrying surplus capital and to use our resources more intensively. In 2004, we bought back approximately GBP700m in shares and we have changed the mix of our core capital in both 2004 and 2005 by introducing preference shares into the capital base. In 2005, we acquired Absa Group Limited without issuing ordinary equity, made a number of other smaller acquisitions, increased weighted risk assets 10% excluding Absa and paid dividends of GBP1.6bn. Despite this we ended the year with a tier 1 ratio only marginally changed from the level post the impact of IFRS at the beginning of the year. This resulted from the strong cash flow generation of our business portfolio and the efficient management of the balance sheet through the use of the capital markets.

During 2006 we expect continued strong growth in capital investment in our businesses to support organic growth and for our tier 1 capital ratio to move towards our target of 7.25% through the combination of the impact of retained earnings and continued efficient use of the debt capital markets.

Outlook

We expect the UK economy to show reasonable growth in 2006, but the credit environment in the consumer sector is likely to remain challenging. Impairment charges in the UK small and medium business sector have been exceptionally low in the recent past and may trend towards more normal levels in 2006. The healthy global economy should provide a positive backdrop for all our businesses this year. We start 2006 with strong income momentum throughout Barclays and this positions us well for another year of good earnings growth.


Naguib Kheraj
Group Finance Director


                         CONSOLIDATED INCOME STATEMENT

                                                                2005      2004

Continuing operations                                           GBPm      GBPm
                                                            --------  --------
Interest income                                               17,232    13,880
Interest expense                                              (9,157)   (7,047)
                                                            --------  --------
Net interest income                                            8,075     6,833
                                                            --------  --------
Fee and commission income                                      6,430     5,509
Fee and commission expense                                      (725)     (662)
                                                            --------  --------
Net fee and commission income                                  5,705     4,847
                                                            --------  --------
Net trading income                                             2,321     1,487
Net investment income                                            858     1,027
                                                            --------  --------
Principal transactions                                         3,179     2,514
Net premiums from insurance contracts                            872     1,042
Other income                                                     147       131
                                                            --------  --------
Total income                                                  17,978    15,367
Net claims and benefits paid on insurance contracts             (645)   (1,259)
                                                            --------  --------
Total income net of insurance claims                          17,333    14,108
Impairment charge and other credit provisions                 (1,571)   (1,093)
                                                            --------  --------
Net income                                                    15,762    13,015
                                                            --------  --------
Operating expenses excluding amortisation of intangible
assets                                                       (10,448)   (8,514)
Amortisation of intangible assets                                (79)      (22)
                                                            --------  --------
Operating expenses                                           (10,527)   (8,536)
Share of post-tax results of associates and joint ventures        45        56
Profit on disposal of associates and joint ventures                -        45
                                                            --------  --------
Profit before tax                                              5,280     4,580
Tax                                                           (1,439)   (1,279)
                                                            --------  --------
Profit for the year                                            3,841     3,301
                                                            --------  --------

Profit attributable to minority interests                        394        47
Profit attributable to equity holders of the parent            3,447     3,254
                                                            --------  --------
                                                               3,841     3,301
                                                            --------  --------

                                                                   p         p
Basic earnings per ordinary share                               54.4      51.0
Diluted earnings per share                                      52.6      49.8

Paid and proposed dividends per ordinary share:
Interim paid                                                    9.20      8.25
Final proposed                                                 17.40     15.75

Interim dividend                                             GBP582m   GBP528m
Proposed final dividend                                    GBP1,105m GBP1,001m



                           CONSOLIDATED BALANCE SHEET

                                                            As at
                                                     2005   01.01.05      2004
Assets                                               GBPm       GBPm      GBPm
Cash and balances at central banks                  3,906      3,238     1,753
Items in the course of collection from other
banks                                               1,901      1,772     1,772
Treasury bills and other eligible bills                 -          -     6,658
Trading portfolio assets                          155,723    110,033         -
Financial assets designated at fair value:                                   -
- held on own account                              12,904      9,799         -
- held in respect of linked liabilities to
customers
under investment contracts                         83,193     63,124         -
Derivative financial instruments                  136,823     94,211         -
Loans and advances to banks                        31,105     25,728    80,632
Loans and advances to customers                   268,896    207,259   262,409
Debt securities                                         -          -   130,311
Equity shares                                           -          -    11,399
Available for sale financial investments           53,497     48,097         -
Reverse repurchase agreements and cash
collateral on securities borrowed                 160,398    139,574         -
Other assets                                        4,620      3,647    25,915
Insurance assets including unit-linked assets         114        109     8,576
Investments in associates and joint ventures          546        429       429
Goodwill                                            6,022      4,518     4,518
Intangible assets                                   1,269        139       139
Property plant and equipment                        2,754      2,282     2,282
Deferred tax assets                                   686      1,641     1,388
                                                 --------   --------  --------
Total assets                                      924,357    715,600   538,181
                                                 --------   --------  --------


                           CONSOLIDATED BALANCE SHEET

                                                            As at
                                                     2005   01.01.05      2004
Liabilities                                          GBPm       GBPm      GBPm
Deposits from banks                                75,127     74,735   111,024
Items in the course of collection due to other
banks                                               2,341      1,205     1,205
Customer accounts                                 238,684    194,478   217,492
Trading portfolio liabilities                      71,564     59,114         -
Financial liabilities designated at fair value:
- held on own account                              33,385      5,320         -
Liabilities to customers under investment
contracts                                          85,201     64,609         -
Derivative financial instruments                  137,971     94,429         -
Debt securities in issue                          103,328     76,154    83,842
Repurchase agreements and cash collateral on
securities lent                                   121,178     98,582         -
Other liabilities                                  11,131      9,869    82,936
Current tax liabilities                               747        621       621
Insurance contract liabilities including
unit-linked liabilities                             3,767      3,596     8,377
Subordinated liabilities:
- Undated loan capital-non convertible              4,397      4,208     6,149
- Dated loan capital-convertible                       38         15        15
- Dated loan capital-non convertible                8,028      6,383     6,113
Deferred tax liabilities                              700      1,397     1,362
Other provisions for liabilities                      517        403       416
Retirement benefit liabilities                      1,823      1,865     1,865
                                                 --------   --------  --------
Total liabilities                                 899,927    696,983   521,417
                                                 --------   --------  --------

Shareholders' equity
Called up share capital                             1,623      1,614     1,614
Share premium account                               5,650      5,524     5,524
Available for sale reserve                            225        314         -
Cash flow hedging reserve                              70        302         -
Capital redemption reserve                            309        309       309
Other capital reserve                                 617        617       617
Translation reserve                                   156        (58)      (58)
Retained earnings                                   8,957      6,784     7,983
Less: treasury shares                                (181)      (119)     (119)
                                                 --------   --------  --------
Shareholders' equity excluding minority
interests                                          17,426     15,287    15,870
Minority interests                                  7,004      3,330       894
                                                 --------   --------  --------
Total shareholders' equity                         24,430     18,617    16,764
                                                 --------   --------  --------
                                                 --------   --------  --------
Total liabilities and shareholders' equity        924,357    715,600   538,181
                                                 --------   --------  --------



                                FINANCIAL REVIEW

Results by business

The following section analyses the Group's performance by business. For management and reporting purposes, Barclays is organised into the following business groupings:

- UK Banking, comprising
  - UK Retail Banking
  - UK Business Banking

- Barclays Capital

- Barclays Global Investors

- Wealth Management

- Wealth Management - closed life assurance activities

- Barclaycard

- International Retail and Commercial Banking, comprising
  - International Retail and Commercial Banking - excluding Absa
  - International Retail and Commercial Banking - Absa, included with effect from 27th July 2005

- Head office functions and other operations

UK Banking

UK Banking delivers banking solutions to Barclays UK retail and business banking customers. It offers a range of integrated products and services and access to the expertise of other Group businesses. Customers are served through a variety of channels comprising the branch network, automated teller machines, telephone banking, online banking and relationship managers. UK Banking is managed through two business areas, UK Retail Banking and UK Business Banking.

UK Retail Banking

UK Retail Banking comprises Personal Customers, Mortgages, Small Business and UK Premier. This cluster of businesses aims to build broader and deeper relationships with both existing and new customers. Personal Customers and Mortgages provide a wide range of products and services to retail customers, including current accounts, savings, mortgages, and general insurance. Small Business provides banking services to small businesses. UK Premier provides banking, investment products and advice to affluent customers.

UK Business Banking

UK Business Banking provides relationship banking to Barclays larger and medium business customers in the United Kingdom. Customers are served by a network of relationship and industry sector specialist managers who provide local access to an extensive range of products and services, as well as offering business information and support. Customers are also offered access to the products and expertise of other businesses in the Group, particularly Barclays Capital. UK Business Banking provides asset financing and leasing solutions through a specialist business.

Barclays Capital

Barclays Capital is a leading global investment bank which provides large corporate, institutional and government clients with solutions to their financing and risk management needs.

Barclays Capital services a wide variety of client needs, from capital raising and managing foreign exchange, interest rate, equity and commodity risks, through to providing technical advice and expertise. Activities are organised into three principal areas: Rates, which includes fixed income, foreign exchange, commodities, emerging markets, money markets sales, trading and research, prime services and equity products; Credit, which includes primary and secondary activities for loans and bonds for investment grade, high yield and emerging market credits, as well as hybrid capital products, asset based finance, commercial mortgage backed securities, credit derivatives, structured capital markets and large asset leasing; and Private Equity.

Barclays Global Investors

Barclays Global Investors (BGI) is one of the world's largest asset managers and a leading global provider of investment management products and services.

BGI offers structured investment strategies such as indexing, global asset allocation and risk-controlled active products, including hedge funds. BGI also provides related investment services such as securities lending, cash management and portfolio transition services. In addition, BGI is the global leader in assets and products in the exchange traded funds business, with over 140 funds for institutions and individuals trading in eleven markets globally. BGI's investment philosophy is founded on managing all dimensions of performance: a consistent focus on controlling risk, return and cost.

Wealth Management

Wealth Management serves affluent, high net worth and corporate clients, providing private banking, offshore banking, stockbroking, asset management and financial planning services.

Wealth Management - closed life assurance activities

Wealth Management - closed life assurance activities comprise the closed life assurance businesses of Barclays and Woolwich in the UK.

Barclaycard

Barclaycard is a multi-brand international credit card and consumer lending business; it is one of the leading credit card businesses in Europe.

In the UK, Barclaycard manages the Barclaycard branded credit cards and other non-Barclaycard branded card portfolios including Monument, SkyCard and Solution Personal Finance. In consumer lending, Barclaycard manages both secured and unsecured loan portfolios, through Barclays branded loans, being mostly Barclayloan, and also through the FirstPlus and Clydesdale Financial Services businesses.

Outside the UK, Barclaycard provides credit cards in the United States through Barclaycard US (previously Juniper), Germany, Spain, Greece, Italy, Portugal and a number of other countries. In the Nordic region, Barclaycard operates through Entercard, a joint venture with ForeningsSparbanken (Swedbank).

Barclaycard Business processes card payments for retailers and issues purchasing and credit cards to business customers and to the UK Government.

Barclaycard works closely with other parts of the Group, including UK Retail Banking, UK Business Banking and International Retail and Commercial Banking, to leverage their distribution capabilities.

International Retail and Commercial Banking

International Retail and Commercial Banking provides Barclays international personal and corporate customers with banking services. The products and services offered to customers are tailored to meet the regulatory and commercial environments within each country. For reporting purposes in 2005, the operations have been grouped into two components: International Retail and Commercial Banking excluding Absa encompasses Barclays operations in continental Europe, Africa and the Middle East and the Caribbean joint venture; and International Retail and Commercial Banking - Absa represents the total business of Absa Group Limited in which Barclays acquired a majority stake on 27th July 2005.

International Retail and Commercial Banking - excluding Absa

International Retail and Commercial Banking excluding Absa provides a range of banking services, including current accounts, savings, investments, mortgages and loans to personal and corporate customers across Spain, Portugal, France, Italy, the Caribbean, Africa and the Middle East.

International Retail and Commercial Banking excluding Absa works closely with other parts of the Group, including Barclaycard, UK Banking, Barclays Capital and Barclays Global Investors, to leverage synergies from product and service propositions.

International Retail and Commercial Banking - Absa

Absa Group Limited is one of South Africa's largest financial services organisations serving personal, commercial and corporate customers predominantly in South Africa. Absa serves retail customers through a variety of distribution channels and offers a full range of banking services, including basic bank accounts, mortgages, instalment finance, credit cards, bancassurance products and wealth management services; for commercial and large corporate customers Absa offers customised business solutions. As at 31st December 2005, Barclays owned 56.6% of Absa Group Limited's ordinary shares and has voting control.

Head office functions and other operations

Head office functions and other operations comprise:

- Head office and central support functions
- discontinued businesses in transition
- consolidation adjustments

Head office and central support functions comprise the following areas:
Executive Management, Finance, Treasury, Corporate Affairs, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Property, Tax, Compliance and Risk. Costs incurred wholly on behalf of the businesses are recharged to them.

Discontinued businesses in transition principally relate to Middle Eastern corporate banking businesses and airline leasing activities. These businesses are centrally managed with the objective of maximising recovery from the assets.

Consolidation adjustments largely reflect the elimination of inter segment transactions.


                               SUMMARY OF RESULTS

Analysis of profit attributable to equity holders of the parent

                                                                 2005     2004
                                                                 GBPm     GBPm
UK Banking                                                      2,455    2,265
                                                             -------- --------
UK Retail Banking                                               1,027      963
UK Business Banking                                             1,428    1,302
                                                             -------- --------
Barclays Capital                                                1,272    1,020
Barclays Global Investors                                         542      336
Wealth Management                                                 172      110
Wealth Management - closed life assurance activities               (6)     (52)
Barclaycard                                                       687      843
International Retail and Commercial Banking                       690      293
                                                             -------- --------
International Retail and Commercial Banking - ex Absa             355      293
International Retail and Commercial Banking - Absa                335        -
                                                             -------- --------
Head office functions and other operations                       (532)    (235)
                                                             -------- --------
Profit before tax                                               5,280    4,580
Tax                                                            (1,439)  (1,279)
                                                             -------- --------
Profit for the year                                             3,841    3,301
Profit attributable to minority interests                        (394)     (47)
                                                             -------- --------
Profit attributable to equity holders of the parent             3,447    3,254
                                                             -------- --------



                     TOTAL ASSETS AND WEIGHTED RISK ASSETS

Total assets
                                                        As at
                                               2005      01.01.05         2004
                                               GBPm          GBPm         GBPm
UK Banking                                  141,190       131,392      122,380
                                           --------      --------     --------
UK Retail Banking                            69,193        71,850       71,647
UK Business Banking                          71,997        59,542       50,733
                                           --------      --------     --------
Barclays Capital                            581,865       454,437      346,901
Barclays Global Investors                    80,900        61,371          968
Wealth Management                             6,094         5,659        5,616
Wealth Management - closed life assurance
activities                                    7,276         6,551        6,425
Barclaycard                                  25,771        23,186       23,367
International Retail and Commercial
Banking                                      73,589        28,780       28,505
                                           --------      --------     --------
International Retail and Commercial
Banking - ex Absa                            34,195        28,780       28,505
International Retail and Commercial
Banking - Absa                               39,394             -            -
                                           --------      --------     --------
Head office functions and other operations    7,672         4,224        4,019
                                           --------      --------     --------
Total assets                                924,357       715,600      538,181
                                           --------      --------     --------

Weighted risk assets
                                                          As at
                                                 2005     01.01.05        2004
                                                 GBPm         GBPm        GBPm
UK Banking                                     94,195       92,590      91,913
                                             --------     --------    --------
UK Retail Banking                              32,298       37,835      37,111
UK Business Banking                            61,897       54,755      54,802
                                             --------     --------    --------
Barclays Capital                               96,095       79,511      79,949
Barclays Global Investors                       1,659        1,233       1,230
Wealth Management                               4,467        4,187       4,018
Wealth Management - closed life assurance           -            -           -
activities
Barclaycard                                    20,438       21,595      20,188
International Retail and Commercial
Banking                                        50,071       18,701      19,319
                                             --------     --------    --------
International Retail and Commercial
Banking - ex Absa                              21,637       18,701      19,319
International Retail and Commercial
Banking - Absa                                 28,434            -           -
                                             --------     --------    --------
Head office functions and other operations      2,223        1,941       1,984
                                             --------     --------    --------
Weighted risk assets                          269,148      219,758     218,601
                                             --------     --------    --------

Further analysis of total assets and weighted risk assets, including the impact of securitisations, can be found on page 59.

UK Banking

                                                              2005       2004
                                                              GBPm       GBPm
Net interest income                                          3,990      3,477
Net fee and commission income                                1,776      1,936
                                                          --------   --------
Net trading income                                               -          -
Net investment income                                           31          5
                                                          --------   --------
Principal transactions                                          31          5
Net premiums from insurance contracts                          280        249
Other income                                                    26         37
                                                          --------   --------
Total income                                                 6,103      5,704
Net claims and benefits on insurance
contracts                                                      (58)       (46)
                                                          --------   --------
Total income net of insurance claims                         6,045      5,658
Impairment charge and other credit provisions                 (344)      (199)
                                                          --------   --------
Net income                                                   5,701      5,459
                                                          --------   --------
Operating expenses excluding amortisation of
intangible assets                                           (3,240)    (3,239)
Amortisation of intangible assets                               (3)        (2)
                                                          --------   --------
Operating expenses                                          (3,243)    (3,241)
Share of post-tax results of associates and
joint ventures                                                  (3)         5
Profit on disposal of associates and joint
ventures                                                         -         42
                                                          --------   --------
Profit before tax                                            2,455      2,265
                                                          --------   --------

Cost:income ratio                                               54%        57%
Cost:net income ratio                                           57%        59%

Risk Tendency                                               GBP450m    GBP375m
Return on average economic capital                              33%        35%

Economic profit                                           GBP1,219m  GBP1,158m

                                                              As at
                                                   2005    01.01.05       2004

Loans and advances to customers              GBP129.1bn  GBP119.6bn GBP114.1bn
Customer accounts                            GBP133.6bn  GBP124.6bn GBP114.8bn
Total assets                                 GBP141.2bn  GBP131.4bn GBP122.4bn
Weighted risk assets                          GBP94.2bn   GBP92.6bn  GBP91.9bn

Key Facts                                                      2005       2004

Number of UK branches                                         2,029      2,061


UK  Banking  profit  before tax  increased  8%  (GBP190m)  to  GBP2,455m  (2004:
GBP2,265m) driven by good income growth and strong cost management.

UK Banking has targeted a cost:income ratio reduction of two percentage points per annum in 2005, 2006 and 2007. This has been exceeded in 2005 as the cost: income ratio improved by three percentage points to 54% (2004: 57%). UK Banking has continued to make good progress towards achieving its strategic aims of delivering integrated banking solutions to customers, enhancing the customer service experience, capturing revenue growth opportunities and improving productivity.


UK Retail Banking

                                                               2005       2004
                                                               GBPm       GBPm
Net interest income                                           2,174      2,059
Net fee and commission income                                 1,112      1,123
                                                           --------   --------
Net trading income                                                -          -
Net investment income                                             9          1
                                                           --------   --------
Principal transactions                                            9          1
Net premiums from insurance contracts                           280        249
Other income                                                     17         26
                                                           --------   --------
Total income                                                  3,592      3,458
Net claims and benefits on insurance contracts                  (58)       (46)
                                                           --------   --------
Total income net of insurance claims                          3,534      3,412
Impairment charge and other credit provisions                  (142)       (60)
                                                           --------   --------
Net income                                                    3,392      3,352
Operating expenses                                           (2,359)    (2,433)
Share of post-tax results of associates and
joint ventures                                                   (6)         2
Profit on disposal of associates and joint
ventures                                                          -         42
                                                           --------   --------
Profit before tax                                             1,027        963
                                                           --------   --------

Cost:income ratio                                                67%        71%
Cost:net income ratio                                            70%        73%

Risk Tendency                                                GBP170m    GBP150m
Return on average economic capital                               34%        32%

Economic profit                                              GBP557m    GBP473m

                                                               As at
                                                   2005     01.01.05       2004

Loans and advances to customers              GBP63.6bn     GBP66.0bn  GBP65.6bn
Customer accounts                            GBP77.6bn     GBP73.1bn  GBP72.4bn
Total assets                                 GBP69.2bn     GBP71.9bn  GBP71.7bn
Weighted risk assets                         GBP32.3bn     GBP37.8bn  GBP37.1bn

Key Facts                                                       2005       2004

Personal Customers
--------------------
Number of UK current accounts                                  11.1m      10.7m
Number of UK savings accounts                                  10.8m      10.6m
Total UK mortgage balances (residential)                   GBP59.6bn  GBP61.7bn

Small Business and UK Premier
-------------------------------
Number of Small Business customers                           592,000    566,000
Number of UK Premier customers                               286,000    273,000



UK Retail  Banking  profit before tax increased 7% (GBP64m) to GBP1,027m  (2004:
GBP963m). Profit before tax increased 12% excluding the impact of a GBP42m profit on disposal of a stake in Edotech in 2004.

Total income net of insurance claims increased 4% (GBP122m) to GBP3,534m (2004:
GBP3,412m). The full-year growth compares favourably with 1% growth reported for the first half of 2005. There was good growth in current accounts, Small Business and UK Premier, whilst income from retail savings was weaker. The application of IAS 32 and IAS 39 from 1st January 2005, in particular Effective Interest Rate requirements, resulted in the reclassification of certain lending related fees from net fee and commission income to net interest income.

Net interest income increased 6% (GBP115m) to GBP2,174m (2004: GBP2,059m). Growth was driven by higher contributions from Mortgages and Small Business, partly offset by some margin pressure on savings and deposits. Excluding the impact of the application of IAS 32 and IAS 39 from 1st January 2005, net interest income increased 3%.

UK  residential   mortgage   balances  ended  the  period  at  GBP59.6bn  (2004:
GBP61.7bn). The mortgage business continued to focus on higher margin new business which resulted in an improved new business spread. Gross advances were GBP11.5bn which represented a market share of 4%. The loan to value ratio within the mortgage book on a current valuation basis averaged 35% (2004: 35%). There was strong balance growth in non-mortgage loans, as Small Business average loan balances increased 14% and within Personal Customers, average overdraft balances increased 8%.

Total  average  customer  deposit  balances  increased  6% to  GBP72.4bn  (2004:
GBP68.5bn). There was strong growth in UK Premier average balances of 11%, and good growth in Small Business average deposits of 5%. Within Personal Customers, retail savings average balances increased 5% and current account average balances increased 3%.

Net  fee and  commission  income  decreased  1%  (GBP11m)  to  GBP1,112m  (2004:
GBP1,123m) with lending related fees impacted by the application of IAS 32 and IAS 39 from 1st January 2005. Excluding this impact, net fee and commission income growth was 5%. There was strong growth in current account fees, including a higher contribution from value-added Additions accounts. UK Premier delivered strong growth reflecting higher income from investment advice. There was also good growth from Small Business, including higher income from money transmission.

Income from principal transactions was GBP9m (2004: GBP1m) representing the gain on the sale of the investment in Gresham, an insurance underwriting business, ahead of the launch in 2005 of the new general insurance offering.

Net premiums from insurance underwriting activities increased 12% (GBP31m) to GBP280m (2004: GBP249m). In 2004 there was a provision relating to the early termination of contracts. Adjusting for this, income was slightly lower as a result of reduced insurance take-up on consumer loans.

Impairment charges increased 137% (GBP82m) to GBP142m (2004: GBP60m). Excluding UK mortgage releases (GBP40m in 2004 and GBP10m in 2005) impairment charges increased 52% (GBP52m) to GBP152m (2004: GBP100m). The increase principally reflected some deterioration in the delinquency experience and balance growth in overdrafts and small business lending. Losses from the mortgage portfolio remained negligible, with arrears increasing slightly over the year but remaining at low levels. Operating expenses decreased 3% (GBP74m) to GBP2,359m (2004: GBP2,433m). The successful execution of initiatives focused on reducing back and middle office expenditure continued. Regulatory costs reduced in 2005. Despite continued investment in the business, the cost:income ratio improved four percentage points to 67% (2004: 71%).

UK Business Banking

                                                                2005      2004
                                                                GBPm      GBPm
Net interest income                                            1,816     1,418
Net fee and commission income                                    664       813
                                                            --------  --------
Net trading income                                                 -         -
Net investment income                                             22         4
                                                            --------  --------
Principal transactions                                            22         4
Other income                                                       9        11
                                                            --------  --------
Total income                                                   2,511     2,246
Impairment charge and other credit provisions                   (202)     (139)
                                                            --------  --------
Net income                                                     2,309     2,107
                                                            --------  --------
Operating expenses excluding amortisation of
intangible assets                                               (881)     (806)
Amortisation of intangible assets                                 (3)       (2)
                                                            --------  --------
Operating expenses                                              (884)     (808)
Share of post-tax results of associates and
joint ventures                                                     3         3
                                                            --------  --------
Profit before tax                                              1,428     1,302
                                                            --------  --------

Cost:income ratio                                                 35%       36%
Cost:net income ratio                                             38%       38%

Risk Tendency                                                 GBP280m   GBP225m
Return on average economic capital                                32%       38%

Economic profit                                               GBP662m   GBP685m

                                                                As at
                                                     2005    01.01.05      2004

Loans and advances to customers                 GBP65.5bn   GBP53.6bn GBP48.5bn
Customer accounts                               GBP56.0bn   GBP51.5bn GBP42.4bn
Total assets                                    GBP72.0bn   GBP59.5bn GBP50.7bn
Weighted risk assets                            GBP61.9bn   GBP54.8bn GBP54.8bn

Key Facts                                                        2005      2004

Total number of Business Banking customers                    183,000   179,000
Customers registered for online banking/Business
Master                                                         70,100    66,900


UK Business Banking profit before tax increased 10% (GBP126m) to GBP1,428m (2004: GBP1,302m), driven by strong income growth. Both Larger Business and Medium Business performed well in highly competitive markets and maintained their respective shares of primary banking relationships. In June 2005, UK Business Banking completed the acquisition of a 51% stake in Iveco Finance.

Total income increased 12% (GBP265m) to GBP2,511m (2004: GBP2,246m), driven by strong balance sheet growth. The application of IAS 32 and IAS 39 from 1st January 2005, in particular Effective Interest Rate requirements, resulted in the reclassification of certain lending related fees from net fee and commission income to net interest income.

Net interest income increased 28% (GBP398m) to GBP1,816m (2004: GBP1,418m). Excluding the impact of the application of IAS 32 and IAS 39 from 1st January 2005, net interest income increased by 13%.

Balance sheet growth was very strong. The application of IAS 32 and IAS 39 from 1st January 2005 has resulted in the grossing up of previously netted positions (assets and liabilities subject to master netting agreements). As at 31st December 2005 these balances were GBP8.9bn. Average lending balances (excluding previously netted balances) increased 23% to GBP54.9bn (2004: GBP44.6bn), with good contributions from all business areas and in particular large corporates. Iveco Finance contributed GBP1.1bn of average lending balances. Average deposit balances (excluding previously netted balances) increased 11% to GBP46.1bn
(2004: GBP41.5bn) with strong growth from large corporate deposits. The underlying lending margin (adjusting for the income reclassification) was broadly stable. Excluding the impact of the structural hedge the liabilities margin declined modestly.

Net  fee and  commission  income  decreased  18%  (GBP149m)  to  GBP664m  (2004:
GBP813m). Excluding the impact of IAS 32 and IAS 39, net fee and commission income increased 8%, as a result of higher lending and transaction fees.

Income from principal transactions was GBP22m (2004: GBP4m). The majority of the increase represented gains on equity investments.

Impairment charges increased GBP63m to GBP202m (2004: GBP139m). Excluding the impact of a GBP57m recovery in the second half of 2004, the impairment charge was broadly stable. Corporate credit conditions remained steady during 2005 with potential credit risk loans unchanged, despite very strong loan growth.

Operating expenses increased 9% (GBP76m) to GBP884m (2004: GBP808m), reflecting volume growth, increased expenditure on front line staff and the costs of Iveco Finance since acquisition. The cost:income ratio improved one percentage point to 35% (2004: 36%).

Barclays Capital

                                                              2005       2004
                                                              GBPm       GBPm
Net interest income                                            926        991
Net fee and commission income                                  724        603
                                                          --------   --------
Net trading income                                           2,194      1,463
Net investment income                                          401        297
                                                          --------   --------
Principal transactions                                       2,595      1,760
Other income                                                    25         21
                                                          --------   --------
Total income                                                 4,270      3,375
Impairment charge and other credit provisions                 (103)      (102)
                                                          --------   --------
Net income                                                   4,167      3,273
                                                          --------   --------
Operating expenses excluding amortisation of
intangible assets                                           (2,894)    (2,253)
Amortisation of intangible assets                               (1)         -
                                                          --------   --------
Operating expenses                                          (2,895)    (2,253)
                                                          --------   --------
Profit before tax                                            1,272      1,020
                                                          --------   --------

Cost:income ratio                                               68%        67%
Cost:net income ratio                                           69%        69%

Risk Tendency                                                GBP85m     GBP70m
Return on average economic capital                              34%        35%

Average net income per member of staff ('000)               GBP496     GBP481

Economic profit                                             GBP619m    GBP521m

                                                              As at
                                                   2005    01.01.05       2004

Total assets                                 GBP581.9bn  GBP454.4bn GBP346.9bn
Weighted risk assets                          GBP96.1bn   GBP79.5bn  GBP79.9bn

Key Facts(1)                            2005                      2004
                                League                    League
                                 table      Issuance       table      Issuance
                              position         value    position         value
Global all debt                    4th      $329.2bn         4th      $284.0bn
European all debt                  2nd      $221.6bn         1st      $174.2bn
All international bonds (all
currencies)                        2nd      $183.6bn         3rd      $148.7bn
All international bonds
(Euros)                            4th     EUR70.1bn         6th     EUR59.0bn
Sterling bonds                     1st     GBP23.0bn         1st     GBP18.5bn
US investment grade bonds          5th        $9.9bn        10th        $4.8bn


(1) League tables compiled by Barclays Capital from external sources including Dealogic and Thomson Financial.

Barclays Capital delivered record profit before tax and net income. Profit before tax increased 25% (GBP252m) to GBP1,272m (2004: GBP1,020m) as a result of the very strong income performance driven by higher business volumes and client activity levels. Net income increased 27% (GBP894m) to GBP4,167m (2004:
GBP3,273m).

Total income increased 27% (GBP895m) to GBP4,270m (2004: GBP3,375m) as a result of strong growth across Rates and Credit Businesses. Income by asset category was broadly based with particularly strong growth delivered by credit products, commodities, currency products and equity products. Income by geography was well spread with significant growth in the US. Areas of investment in 2004, such as commodities, commercial mortgage backed securities and equity derivatives, performed well, delivering significant income growth. Market risk was well controlled with average DVaR falling 6% to GBP32m (2004: GBP34m) as a result of increased diversification across asset classes.

Secondary income, comprising principal transactions (net trading income and net investment income) and net interest income, is mainly generated from providing financing and client risk management solutions. This increased 28% (GBP770m) to GBP3,521m (2004: GBP2,751m).

Net trading income increased 50% (GBP731m) to GBP2,194m (2004: GBP1,463m) with very strong contributions across the Rates and Credit Businesses; commodities, foreign exchange, fixed income and credit derivatives performed particularly well. These results were driven by the continued return on prior year investments and higher volumes of client led activity across a broad range of products and geographical regions. Net investment income increased 35% (GBP104m) to GBP401m (2004: GBP297m) driven by realisations from credit products. Net interest income decreased 7% (GBP65m) to GBP926m (2004: GBP991m) reflecting flattening yield curves and the impact of IAS 32 and IAS 39.

Primary income, comprising net fee and commission income from advisory and origination activities, grew 20% (GBP121m) to GBP724m (2004: GBP603m). This reflected higher volumes and continued market share gains in a number of key markets, with strong performances from both bonds and loans.

Other income of GBP25m (2004: GBP21m) primarily reflected income from operating leases.

Impairment charges of GBP103m (2004: GBP102m) were in line with the prior year reflecting the stable wholesale credit environment.

Operating expenses increased 28% (GBP642m) to GBP2,895m (2004: GBP2,253m), reflecting higher business volumes and the ongoing costs associated with staff hired during 2004 and 2005 as part of the business expansion plan. Performance related costs increased due to the strong profit performance. Investment expenditure, primarily in the front office, continued to be significant although less than 2004 as headcount growth slowed. The cost:net income ratio remained stable at 69% (2004: 69%). Total staff costs to net income of 56% was in line with 2004 levels. Approximately half of operating expenses comprised performance related pay, discretionary investment spend and short-term contractor resource, consistent with 2004.

Total headcount increased by 1,200 during 2005 to 9,000 (2004: 7,800). Growth occurred across all regions with over half of the increase in the front office, spread across product, client coverage and distribution.


Barclays Global Investors

                                                               2005       2004
                                                               GBPm       GBPm
Net interest income                                              17          5
Net fee and commission income                                 1,297        882
                                                           --------   --------
Net trading income                                                2          3
Net investment income                                             4          3
                                                           --------   --------
Principal transactions                                            6          6
Other income                                                      -          -
                                                           --------   --------
Total income                                                  1,320        893
                                                           --------   --------
Operating expenses excluding amortisation of
intangible assets                                              (775)      (555)
Amortisation of intangible assets                                (4)        (1)
                                                           --------   --------
Operating expenses                                             (779)      (556)
Share of post-tax results of associates and
joint ventures                                                    1         (2)
Profit on disposal of associates and joint
ventures                                                          -          1
                                                           --------   --------
Profit before tax                                               542        336
                                                           --------   --------

Cost:income ratio                                                59%        62%
Average income per member of staff ('000)                    GBP629     GBP464

Return on average economic capital                              248%       166%

Economic profit                                              GBP299m    GBP195m

                                                              As at
                                                    2005    01.01.05       2004

Total assets                                   GBP80.9bn  GBP61.4bn   GBP1.0bn
Weighted risk assets                            GBP1.7bn   GBP1.2bn   GBP1.2bn

Key Facts                                                      2005       2004

Number of institutional clients                               2,800      2,600
Assets under management:
-indexed                                                   GBP586bn   GBP478bn
-active                                                    GBP198bn   GBP147bn
-managed cash and other                                     GBP97bn    GBP84bn
Total assets under management                              GBP881bn   GBP709bn
Total assets under management (US$)                        $1,513bn   $1,362bn
Net new assets in period                                    GBP48bn    GBP58bn
Number of iShares products                                      149        132
Total iShares assets under management(1)                   GBP113bn    GBP68bn


(1) Included in indexed assets

Barclays Global Investors (BGI) delivered another year of outstanding financial results, achieving record revenues and profit before tax. The performance was spread across a diverse range of products, distribution channels and geographies. Profit before tax increased 61% (GBP206m) to GBP542m (2004:
GBP336m) reflecting substantial income growth and focused investment spend.

Net fee and  commission  income  increased  47%  (GBP415m) to  GBP1,297m  (2004:
GBP882m), driven by significant increases in management, incentive and securities lending revenues. Higher margin assets under management, strong investment performance and higher market levels contributed to the significant income growth, which was strong across all areas, particularly in the active and iShares businesses.

Investment performance remained very good for the majority of active funds as they outperformed their respective benchmarks. The growth in global iShares continued at pace, with related assets under management up 66% (GBP45bn) to GBP113bn (2004: GBP68bn).

Operating expenses increased 40% (GBP223m) to GBP779m (2004: GBP556m) as a result of higher performance based expenses, significant investment in key growth initiatives and ongoing investment in infrastructure required to support business growth. The cost:income ratio improved to 59% (2004: 62%).

Total headcount rose by 400 to 2,300 (2004: 1,900). Headcount increased in all regions, across product groups and the support functions, reflecting the investments made to support strategic initiatives.

Total  assets under  management  increased  24%  (GBP172bn)  to GBP881bn  (2004:
GBP709bn). The growth included GBP48bn of net new assets, GBP53bn attributable to favourable exchange rate movements and GBP71bn as a result of market movements. In US$ terms, the increase in assets under management to US$1,513bn from US$1,362bn (2004) included US$88bn of net new assets and US$121bn of market movements, partially offset by adverse exchange rate movements of US$58bn. BGI manages assets denominated in numerous currencies although the majority are held in US dollars.


Wealth Management

                                                              2005        2004
                                                              GBPm        GBPm
Net interest income                                            335         303
Net fee and commission income                                  589         529
                                                          --------    --------
Net trading income                                               -           -
Net investment income                                            5           -
                                                          --------    --------
Principal transactions                                           5           -
Other income                                                    (1)          7
                                                          --------    --------
Total income                                                   928         839
Impairment charge and other credit provisions                   (2)          1
                                                          --------    --------
Net income                                                     926         840
                                                          --------    --------
Operating expenses excluding amortisation of
intangible assets                                             (752)       (729)
Amortisation of intangible assets                               (2)         (1)
                                                          --------    --------
Operating expenses                                            (754)       (730)
                                                          --------    --------
Profit before tax                                              172         110
                                                          --------    --------

Cost:income ratio                                               81%         87%
Cost:net income ratio                                           81%         87%

Risk Tendency                                                 GBP5m       GBP5m
Return on average economic capital                              38%         32%

Average net income per member of staff ('000)               GBP129      GBP119

Economic profit                                             GBP109m      GBP70m

                                                              As at
                                                   2005    01.01.05        2004

Loans and advances to customers                GBP4.7bn    GBP4.2bn    GBP4.1bn
Customer accounts                             GBP23.1bn   GBP21.4bn   GBP21.3bn
Total assets                                   GBP6.1bn    GBP5.7bn    GBP5.6bn
Weighted risk assets                           GBP4.5bn    GBP4.2bn    GBP4.0bn

Key Facts                                                      2005        2004

Total customer funds                                      GBP78.3bn   GBP70.8bn
Multi-Manager assets (included above)                      GBP6.0bn    GBP1.6bn


Wealth  Management  profit before tax  increased 56% (GBP62m) to GBP172m  (2004:
GBP110m), driven by broad based income growth and improved cost efficiency.

Total income increased 11% (GBP89m) to GBP928m (2004: GBP839m).

Net interest income increased 11% (GBP32m) to GBP335m (2004: GBP303m) reflecting strong growth in loans and deposits. Total average customer deposits increased 12% to GBP23.0bn (2004: GBP20.6bn) driven by strong growth from offshore and private banking clients. Total average loans increased 22% to GBP4.4bn (2004:
GBP3.6bn), reflecting growth from corporate clients in the offshore business.

Net fee and commission income increased 11% (GBP60m) to GBP589m (2004: GBP529m). The increase was driven principally by sales of investment products to private banking and financial planning clients, stronger equity markets and higher client transaction volumes.

Operating expenses increased 3% (GBP24m) to GBP754m (2004: GBP730m). The business is being re-organised to establish an integrated global operating model and efficiency savings have enabled the funding of significant restructuring expenditure and the initiation of major investment programmes in people and infrastructure. The cost:income ratio improved six percentage points to 81% (2004: 87%).

The integration of the Gerrard business continued to make good progress with profits well ahead of 2004.

Total customer funds, comprising customer deposits and assets under management, increased to GBP78.3bn (31st December 2004: GBP70.8bn). Multi-Manager assets increased to GBP6.0bn (31st December 2004: GBP1.6bn); this growth included existing customer assets.


Wealth Management - closed life assurance activities

                                                                 2005     2004
                                                                 GBPm     GBPm
Net interest income                                               (13)     (53)
Net fee and commission income                                      44        -
                                                             -------- --------
Net trading income                                                  -        -
Net investment income                                             259      596
                                                             -------- --------
Principal transactions                                            259      596
Net premiums from insurance contracts                             195      362
Other income                                                       11        4
                                                             -------- --------
Total income                                                      496      909
Net claims and benefits on insurance contracts                   (375)    (818)
                                                             -------- --------
Total income net of insurance claims                              121       91
Operating expenses                                               (127)    (143)
                                                             -------- --------
Loss before tax                                                    (6)     (52)
                                                             -------- --------

Cost:income ratio                                                 105%     157%

Return on average economic capital                                 (3)%    (53)%

Economic loss                                                   GBP(7)m GBP(77)m

                                                                  As at
                                                      2005     01.01.05     2004
Total assets                                      GBP7.3bn     GBP6.6bn GBP6.4bn


Wealth Management closed life assurance activities loss before tax reduced to GBP6m (2004: loss of GBP52m) predominantly due to lower funding and redress costs in 2005.

Profit before tax excluding customer redress costs was GBP79m (2004: GBP45m).

From 1st January 2005, following the application of IAS 39 and IFRS 4, life assurance products are divided into investment contracts and insurance contracts. Investment income from assets backing investment contracts, and the corresponding movement in investment contract liabilities, has been presented on a net basis in other income. In addition, these standards have impacted the reporting of net claims and benefits paid.

Total  income  decreased  to  GBP496m  (2004:  GBP909m),   largely  due  to  the
application of IFRS. The decrease was offset by a broadly similar reduction in net claims and benefits.

Operating expenses decreased 11% (GBP16m) to GBP127m (2004: GBP143m). Costs relating to redress for customers decreased to GBP85m (2004: GBP97m) and other operating expenses decreased 9% (GBP4m) to GBP42m (2004: GBP46m).


Barclaycard

                                                                2005      2004
                                                                GBPm      GBPm
Net interest income                                            1,773     1,600
Net fee and commission income                                    972       790
Net premiums from insurance contracts                             24        22
                                                            --------  --------
Total income                                                   2,769     2,412
Net claims and benefits on insurance contracts                    (7)       (5)
                                                            --------  --------
Total income net of insurance claims                           2,762     2,407
Impairment charge and other credit provisions                 (1,098)     (761)
                                                            --------  --------
Net income                                                     1,664     1,646
                                                            --------  --------
Operating expenses excluding amortisation of
intangible assets                                               (961)     (804)
Amortisation of intangible assets                                (17)       (3)
                                                            --------  --------
Operating expenses                                              (978)     (807)
Share of post-tax results of associates and
joint ventures                                                     1         4
                                                            --------  --------
Profit before tax                                                687       843
                                                            --------  --------

Cost:income ratio                                                 35%       34%
Cost:net income ratio                                             59%       49%

Risk Tendency                                               GBP1,100m   GBP860m
Return on average economic capital                                16%       24%

Economic profit                                               GBP183m   GBP350m

                                                                As at
                                                     2005    01.01.05      2004

Loans and advances to customers                 GBP24.0bn   GBP22.2bn GBP22.3bn
Total assets                                    GBP25.8bn   GBP23.2bn GBP23.4bn
Weighted risk assets                            GBP20.4bn   GBP21.6bn GBP20.2bn

Key Facts                                                        2005      2004

Number of Barclaycard UK customers                              11.2m     11.2m
Number of retailer relationships                               93,000    90,000
UK credit cards - average outstanding balances              GBP10.1bn  GBP9.6bn
UK credit cards - average extended credit                    GBP8.6bn  GBP8.2bn
balances
UK loans - average consumer lending balances                GBP10.3bn  GBP9.4bn
International - average extended credit                      GBP1.8bn  GBP0.9bn
balances
International - cards in issue                                   4.3m      2.9m


Barclaycard profit before tax decreased 19% (GBP156m) to GBP687m (2004: GBP843m) as strong income growth was more than offset by higher impairment charges and increased costs from the continued development of the International business. Excluding Barclaycard US (previously Juniper), which was acquired in December 2004, profit before tax fell 12% (GBP102m) to GBP743m.

Total income, net of insurance claims, increased 15% (GBP355m) to GBP2,762m (2004: GBP2,407m) driven by good performances across the diversified UK cards and loans businesses and Barclaycard Business, and by very strong momentum in international cards. Excluding Barclaycard US, income increased 10%. The application of IAS 32 and IAS 39 from 1st January 2005, in particular the Effective Interest Rate requirements, resulted in the reclassification of fee and commission expenses to net interest income.

Net interest income increased 11% (GBP173m) to GBP1,773m (2004: GBP1,600m) as a result of growth in average balances, although the rate of growth in the UK slowed during 2005. UK average extended credit balances rose 5% to GBP8.6bn (2004: GBP8.2bn) and international average extended credit balances doubled to GBP1.8bn (2004: GBP0.9bn). Excluding Barclaycard US, international average extended credit balances increased 26%. UK average consumer lending balances increased 10% to GBP10.3bn (2004: GBP9.4bn). Margins in the cards business improved during 2005 to 7.96% (2004: 7.34%) due to the impact of increased card rates and a reduced proportion of total balances on promotional offers. Margins in consumer lending fell to 4.96% (2004: 6.27%), due to the impact of IAS 32 and IAS 39, competitive pressure and a change in the product mix. Excluding the impact of the application of IAS 32 and IAS 39, net interest income increased 14%.

Net fee and commission income increased 23% (GBP182m) to GBP972m (2004: GBP790m) as a result of the inclusion of Barclaycard US and increased contributions from Barclaycard Business and FirstPlus. Excluding the impact of IAS 32 and IAS 39, net fee and commission income increased 16%.

Impairment charges increased 44% (GBP337m) to GBP1,098m (2004: GBP761m). The increase was driven by a rise in delinquent balances, lower rates of recovery from customers, the inclusion of Barclaycard US, and an increase in the size of the average loan book. Excluding Barclaycard US, impairment charges increased 38%. The increases arose in the UK businesses as a result of the industry wide credit experience during 2005. Within the portfolio, the greater increase arose in the UK cards business; impairment charges in the consumer lending business increased at a lower rate. Non-performing loans increased significantly, driven by the growth in delinquent balances.

Operating expenses rose 21% (GBP171m) to GBP978m (2004: GBP807m) mostly as a result of the inclusion of Barclaycard US. Excluding Barclaycard US, operating expenses rose 7% reflecting continued investment in the UK and continental European card businesses and the development of the UK Partnerships business.

Barclaycard International performed strongly, with Germany and Spain delivering excellent results. In June Barclaycard formed a new joint venture with Swedbank to develop a card business in the Nordic region; the business is performing in line with expectations. Excluding Barclaycard US, Barclaycard International profit before tax was GBP26m (2004: GBP8m), with income ahead 22%. Barclaycard US performance and integration proceeded in line with expectations, with strong growth in balances and customers and the establishment of a number of new partnerships. The loss before tax for Barclaycard US was GBP56m (2004: loss of GBP2m).

International Retail and Commercial Banking

                                                                2005      2004
                                                                GBPm      GBPm
Net interest income                                            1,096       534
Net fee and commission income                                    711       288
                                                            --------  --------
Net trading income                                                40         -
Net investment income                                            150       135
                                                            --------  --------
Principal transactions                                           190       135
Net premiums from insurance contracts                            227       300
Other income                                                      62        25
                                                            --------  --------
Total income                                                   2,286     1,282
Net claims and benefits on insurance contracts                  (205)     (390)
                                                            --------  --------
Total income net of insurance claims                           2,081       892
Impairment charge and other credit provisions                    (33)      (31)
                                                            --------  --------
Net income                                                     2,048       861
                                                            --------  --------
Operating expenses excluding amortisation of
intangible assets                                             (1,356)     (616)
Amortisation of intangible assets                                (48)       (1)
                                                            --------  --------
Operating expenses                                            (1,404)     (617)
Share of post-tax results of associates and
joint ventures                                                    46        49
                                                            --------  --------
Profit before tax                                                690       293
                                                            --------  --------

Cost:income ratio                                                 67%       69%
Cost:net income ratio                                             69%       72%

Risk Tendency                                                 GBP195m    GBP65m
Return on average economic capital                                23%       21%

Economic profit                                               GBP238m   GBP111m

                                                                As at
                                                   2005      01.01.05      2004

Loans and advances to customers              GBP54.3bn      GBP20.8bn GBP20.7bn
Customer accounts                            GBP33.4bn       GBP9.5bn GBP10.1bn
Total assets                                 GBP73.6bn      GBP28.8bn GBP28.5bn
Weighted risk assets                         GBP50.1bn      GBP18.7bn GBP19.3bn

International Retail and Commercial Banking profit before tax increased GBP397m to GBP690m (2004: GBP293m). The increase reflected the inclusion of Absa profit before tax of GBP335m for the period from 27th July 2005 and strong organic growth in Africa and Europe.

From 1st January 2005, following the application of IAS 39 and IFRS 4, life assurance products are divided into investment contracts and insurance contracts. Investment income from assets backing insurance contracts, and the corresponding movement in investment contract liabilities, has been presented on a net basis in other income. In addition, these standards have impacted the reporting of net claims and benefits paid. Also the application of IAS 32 and IAS 39 from 1st January 2005, in particular the Effective Interest Rate requirements, resulted in the reclassification of certain lending related fees from net fee and commission income to net interest income.

International Retail and Commercial Banking - excluding Absa

                                                                2005      2004
                                                                GBPm      GBPm
Net interest income                                              582       534
Net fee and commission income                                    377       288
                                                            --------  --------
Net trading income                                                31         -
Net investment income                                             88       135
                                                            --------  --------
Principal transactions                                           119       135
Net premiums from insurance contracts                            129       300
Other income                                                      23        25
                                                            --------  --------
Total income                                                   1,230     1,282
Net claims and benefits on insurance contracts                  (161)     (390)
                                                            --------  --------
Total income net of insurance claims                           1,069       892
Impairment charge and other credit provisions                    (13)      (31)
                                                            --------  --------
Net income                                                     1,056       861
                                                            --------  --------
Operating expenses excluding amortisation of
intangible assets                                               (734)     (616)
Amortisation of intangible assets                                 (6)       (1)
                                                            --------  --------
Operating expenses                                              (740)     (617)
Share of post-tax results of associates and
joint ventures                                                    39        49
                                                            --------  --------
Profit before tax                                                355       293
                                                            --------  --------

Cost:income ratio                                                 69%       69%
Cost:net income ratio                                             70%       72%

Risk Tendency                                                  GBP75m    GBP65m
Return on average economic capital                                20%       21%

Economic profit                                               GBP115m   GBP111m

                                                                As at
                                                     2005    01.01.05      2004

Loans and advances to customers                 GBP25.4bn   GBP20.8bn GBP20.7bn
Customer accounts                               GBP10.4bn    GBP9.5bn GBP10.1bn
Total assets                                    GBP34.2bn   GBP28.8bn GBP28.5bn
Weighted risk assets                            GBP21.6bn   GBP18.7bn GBP19.3bn

Key Facts                                                        2005      2004

Number of international branches                                  798       830
Number of Barclays Africa and the Middle East
customer accounts                                                1.3m      1.4m
Number of Barclays Europe customers                              0.8m      0.7m
Number of European mortgage customers                         229,000   153,000
European mortgages - average balances (Euros)               EUR21.2bn EUR16.9bn
European assets under management (Euros)                    EUR22.6bn EUR17.1bn


International Retail and Commercial Banking excluding Absa performed strongly, with profit before tax increasing 21% (GBP62m) to GBP355m (2004: GBP293m). The performance was broad based, featuring stronger profits in all geographies.

Total income net of insurance claims increased 20% (GBP177m) to GBP1,069m (2004:
GBP892m).

Net interest income increased 9% (GBP48m) to GBP582m (2004: GBP534m), reflecting strong balance sheet growth in Europe, Africa and the Middle East, and the development of the corporate businesses in Spain.

Total average customer loans increased 28% to GBP22.8bn (2004: GBP17.8bn). Mortgage balance growth in continental Europe was particularly strong with average Euro balances up 25%. Average lending balances in Africa and the Middle East increased 34%. Changes in the overall product mix, as a result of growth in European mortgages and competitive pressures in key European markets contributed to lower lending margins. Average customer deposits increased 7% to GBP9.5bn (2004: GBP8.9bn), with deposit margins rising modestly.

Net fee and commission income increased 31% (GBP89m) to GBP377m (2004: GBP288m). This reflected a strong performance from the Spanish funds business, where assets under management increased 15%, together with good growth in France, including the contribution of the ING Ferri business which was acquired on 1st July 2005. Fee income also showed solid growth in Italy, Africa and the Middle East. Excluding the impact of IAS 32 and IAS 39, net fee and commission income increased 25%.

Principal transactions reduced to GBP119m (2004: GBP135m), reflecting the change in accounting for insurance business, partly offset by investment realisations during 2005 including a gain of GBP23m from the redemption of preference shares in FirstCaribbean.

Impairment charges decreased 58% (GBP18m) to GBP13m (2004: GBP31m), mainly as a result of releases and recoveries in Africa and the Middle East. In Europe, charges remained broadly stable.

Operating expenses increased 20% (GBP123m) to GBP740m (2004: GBP617m). The increase was in line with the growth in income, and was due to higher integration costs in Spain, the continued expansion of the business in Africa and the Middle East, investments in the European distribution network, particularly in Portugal and Italy, and the acquisition of the ING Ferri business in France. The cost:income ratio remained stable at 69% (2004: 69%).

Barclays Spain continued to perform very strongly with profit before tax, pre integration costs, up 25% to GBP156m (2004: GBP125m). This was driven by the continued realisation of benefits from the accelerated integration of Banco Zaragozano, together with good growth in mortgages and assets under management. The integration of Banco Zaragozano continued to be well ahead of plan; integration costs were GBP57m (2004: GBP42m). Profit before tax also increased strongly in Italy and Portugal reflecting strong customer acquisition and increased business volumes. France performed well as a result of good organic growth and the acquisition of ING Ferri.

Africa and the Middle East profit before tax increased 14% to GBP142m (2004:
GBP125m) reflecting continued investment and balance sheet growth across the businesses, particularly in Egypt, United Arab Emirates and South Africa and lower impairment charges.

The post-tax profit from associates decreased GBP10m to GBP39m (2004: GBP49m) due to a lower contribution from FirstCaribbean. The underlying performance in 2005 was stronger; Barclays results in 2004 included GBP28m relating to the gain made by FirstCaribbean on the sale of shares in Republic Bank Limited.

International Retail and Commercial Banking - Absa

                                                                   Period from
                                                               27th July until
                                                                 31st December
                                                                          2005
                                                                          GBPm
Net interest income                                                        514
Net fee and commission income                                              334
                                                                      --------
Net trading income                                                           9
Net investment income                                                       62
                                                                      --------
Principal transactions                                                      71
Net premiums from insurance contracts                                       98
Other income                                                                39
                                                                      --------
Total income                                                             1,056
Net claims and benefits on insurance contracts                             (44)
                                                                      --------
Total income net of insurance claims                                     1,012
Impairment charge and other credit provisions                              (20)
                                                                      --------
Net income                                                                 992
                                                                      --------
Operating expenses excluding amortisation of intangible assets            (622)
Amortisation of intangible assets                                          (42)
                                                                      --------
Operating expenses                                                        (664)
Share of post-tax results of associates and joint ventures                   7
                                                                      --------
Profit before tax                                                          335
                                                                      --------

Cost:income ratio                                                           66%
Cost:net income ratio                                                       67%

Risk Tendency                                                           GBP120m
Return on average economic capital                                          33%

Economic profit                                                        GBP123m

Loans and advances to customers                                      GBP28.9bn
Customer accounts                                                    GBP23.0bn
Total assets                                                         GBP39.4bn
Weighted risk assets                                                 GBP28.4bn

Key Facts                                                                 2005

Number of branches                                                         718
Number of ATMs                                                           5,835
Number of retail customers                                                7.6m
Number of corporate customers                                           82,000


Absa's profit before tax for the period from 27th July 2005 was GBP335m. On consolidation into Barclays results, a charge of GBP42m has been taken for the amortisation of intangible assets and is included within operating expenses. The consolidated results for Absa represent 100% of earnings, 43.4% of which is attributable to minority interests. This is deducted from Barclays results as profit attributable to minority interests.

Absa Group Limited continued to perform strongly and today reported profit before tax for the nine months to 31st December 2005 of R7,031m. This was an increase of 28% over the comparable(1) period of 2004 and reflected excellent performances across all business lines. The performance was driven by lending growth of 27% on an annualised basis and the recruitment of 800,000 new retail customers over the period. The results also benefited from a favourable economic and equity market environment, the low levels of impairment charges and included equity investment gains of R270m.

Absa Group Limited experienced good net interest income growth in the period since acquisition from the personal, commercial and wholesale businesses. The areas of strongest balance sheet growth were mortgages, credit cards and instalment finance as the retail credit environment remained strong.

The performance in net fees and commission income was driven by good retail customer transaction volume growth and a strong performance from insurance related activities. This growth was partly offset by income reclassification due to the implementation of IFRS.

Principal transactions growth was predominantly driven by higher treasury trading income.

Impairment charges for the period were low reflecting the benign credit environment, a reduction in non-performing loans and a higher level of releases and recoveries.

Operating expenses grew as Absa Group Limited invested in the expansion and improvement of the branch and ATM network and in customer service initiatives, including increased staff numbers. Expense growth also reflected higher volumes and regulatory programme expenditure.

The integration of Absa Group Limited progressed well. Included in Absa Group Limited's results for 2005 are R211m (GBP18m)(2) of integration costs, R67m (GBP6m)(2) of sustainable pre-tax synergy benefits and R30m (GBP3m)(2) of one-off benefits. Total revenue and cost synergies identified to date are expected to improve Absa Group Limited's pre-tax profits by approximately
R1.4 billion per annum four years after the completion of the transaction. Implementation costs totalling R1.8 billion are expected to be incurred over the first three years.

(1) Absa has changed its financial year-end to 31st December to conform with Barclays. The comparable period comprises unaudited results for the nine months ended 31st December 2004.
(2) Calculated using an average exchange rate of R/GBP of 11.47, since the date of acquisition.


Head office functions and other operations


                                                                2005     2004
                                                                GBPm     GBPm
Net interest expense                                             (49)     (24)
Net fee and commission expense                                  (408)    (181)
                                                            -------- --------
Net trading income                                                85       21
Net investment income                                              8       (9)
                                                            -------- --------
Principal transactions                                            93       12
Net premiums from insurance contracts                            146      109
Other income                                                      24       37
                                                            -------- --------
Total income                                                    (194)     (47)
Impairment release/(charge) and other credit
provisions                                                         9       (1)
                                                            -------- --------
Net loss                                                        (185)     (48)
                                                            -------- --------
Operating expenses excluding amortisation of
intangible assets                                               (343)    (175)
Amortisation of intangible assets                                 (4)     (14)
                                                            -------- --------
Operating expenses                                              (347)    (189)
Share of post-tax results of associates and joint
ventures                                                           -        2
                                                            -------- --------
Loss before tax                                                 (532)    (235)
                                                            -------- --------

Risk Tendency                                                  GBP10m   GBP20m

                                                                As at
                                                    2005     01.01.05     2004

Total assets                                    GBP7.7bn     GBP4.2bn GBP4.0bn
Weighted risk assets                            GBP2.2bn     GBP1.9bn GBP2.0bn


Head office functions and other operations loss before tax increased GBP297m to GBP532m (2004: loss GBP235m), reflecting the elimination of inter-segment transactions and increased operating expenses.

Group segmental reporting is prepared in accordance with Group accounting policies. This means that inter-segment transactions are recorded in each segment as if undertaken on an arms length basis. Consolidation adjustments necessary to eliminate the inter-segment transactions, including adjustments to eliminate the timing differences on the recognition of inter-segment income and expenses, are included in Head office functions and other operations.

The increase in asymmetric consolidation adjustments of GBP135m to GBP204m (2004: GBP69m) mainly arises from the timing of the recognition of insurance premiums included in Barclaycard and UK Banking amounting to GBP113m (2004:
GBPnil).

In UK Banking, captive insurers pay commissions to other businesses for the introduction of short term payment protection insurance. The recognition of commissions payable is generally spread over the term of the insurance to match the fact that claims arise over the term of the insurance.

In Barclaycard, introducer commissions received from UK Banking's captive insurers are recognised as 'Net fees and commission' income at the time the service is provided. This is on the basis that the introducer carries none of the related policy risk and provides no on-going service to the policy holder. In addition, the related cost of introduction is incurred at the inception of any policy.

In 2004 and prior years, Barclaycard dealt with third party underwriters but from the start of 2005 this activity was undertaken with the captive insurance operation within UK Banking.

In Head office functions and other operations, consolidation adjustments are made:

- to eliminate the differential timing of the recognition of insurance commissions between UK Banking and Barclaycard; and
- to reclassify fees and commissions, as recorded in Barclaycard, as net premiums from insurance contracts in Head office functions and other operations.

In addition there were two other significant consolidation adjustments: internal fees for structured capital markets activities arranged by Barclays Capital of GBP67m (2004: GBP63m); and the fees paid to Barclays Capital for capital raising and risk management advice of GBP50m (2004: GBPnil). Previously capital raising fees were amortised over the life of the capital raising and taken as a charge to net interest income. Under IFRS they are recognised as a cost in the year of issue.

Net trading income of GBP85m (2004: GBP21m) primarily arose as a result of hedging related transactions in Treasury. The hedge ineffectiveness from 1st January 2005, together with other related Treasury adjustments, amounted to a gain of GBP18m (2004: GBPnil) and was reported in net interest income. The cost of hedging the foreign exchange risk on the Group's investment in Absa amounted to GBP37m (2004: GBPnil) and was deducted from net interest income.

Other income primarily comprises property rental income.

Impairment gains reflect recoveries made on loans previously written off in the transition businesses.

Operating expenses rose GBP158m to GBP347m (2004: GBP189m) and included non-recurring costs relating to the head office relocation to Canary Wharf of GBP105m (2004: GBP32m) and a charge to write down capitalised IT related assets held centrally of GBP60m (2004: GBPnil). Underlying operating expenses rose by GBP25m, representing an increase of 16%.

                                  BARCLAYS PLC

                                FINANCIAL REVIEW

Results by nature of income and expense

Net interest income

                                                            2005       2004(1)
Interest income(2)                                          GBPm          GBPm
Cash and balances with central banks                           9             4
Financial instruments                                      2,272             -
Debt securities                                                -         2,597
Loans and advances to banks                                  690           957
Loans and advances to customers                           12,944        10,312
Other                                                      1,317            10
                                                        --------      --------
                                                          17,232        13,880
                                                        --------      --------
Interest expense(2)
Deposits from banks                                       (2,056)       (1,535)
Customer accounts                                         (2,715)       (2,053)
Debt securities in issue                                  (3,268)       (1,569)
Subordinated liabilities                                    (605)         (692)
Other                                                       (513)       (1,198)
                                                        --------      --------
                                                          (9,157)       (7,047)
                                                        --------      --------
Net interest income                                        8,075         6,833
                                                        --------      --------

Group  net  interest  income  increased  18%  (GBP1,242m)  to  GBP8,075m  (2004:
GBP6,833m). The inclusion of Absa added net interest income of GBP514m in the second half of 2005. Group net interest income excluding Absa grew 11% reflecting growth in average balances across all businesses. Growth in net interest income was strongest in UK Banking, particularly reflecting the growth in UK Business Banking average lending and deposit balances. Net interest income also improved in Barclaycard and International Retail and Commercial Banking as a result of strong growth in balances.

In 2005, interest income relating to reverse repurchase agreements has been included within other interest income. In 2004, such income was classified within the loans and advances to banks and the loans and advances to customers categories. Expenditure relating to repurchase agreements has been treated accordingly and is included within other interest expense. In 2004 the expenditure was included within deposits from banks and customer accounts.

A component of the benefit of free funds included in Group net interest income is the structural hedge which functions to reduce the impact of the volatility of short-term interest rate movements. The contribution of the structural hedge has decreased to GBP145m (2004: GBP304m), largely due to the impact of higher short-term interest rates and lower medium-term rates. The reduced contribution from the structural hedge has impacted the interest earned on shareholders' funds and reported liability margins.

Interest income includes GBP76m accrued on impaired loans, reflecting the application of IAS 32.

(1) Does not include IAS 32, IAS 39 or IFRS 4. Financial instruments are measured in accordance with UK GAAP. Further explanation is provided on page 9.
(2) Following application of IAS 32 and IAS 39 there are a number reclassifications, which affect the year on year comparisons of interest income and expense:
    - Certain lending related fees and commissions transferred to net interest income.
    - The interest expense of certain capital instruments transferred to minority interests.


Business margins(1)

                                                                 2005     2004
                                                                    %        %
UK Retail Banking assets                                         0.87     0.73
UK Retail Banking liabilities                                    1.98     2.14
UK Business Banking assets                                       1.84     1.55
UK Business Banking liabilities                                  1.37     1.51
Wealth Management assets                                         0.99     0.97
Wealth Management liabilities                                    1.04     1.07
Barclaycard assets                                               6.59     6.84
                                                             -------- --------
Barclaycard assets - cards                                       7.96     7.34
Barclaycard assets - loans                                       4.96     6.27
                                                             -------- --------
International Retail and Commercial Banking assets - ex Absa 1.51 1.75 International Retail and Commercial Banking liabilities - ex
Absa                                                             1.49     1.43
International Retail and Commercial Banking assets - Absa(2)     2.02        -
International Retail and Commercial Banking liabilities -
Absa(2)                                                          1.42        -

UK Retail Banking assets margin increased 14 basis points to 0.87% (2004:
0.73%). The application of IAS 32 and IAS 39 increased the assets margin by 3 basis points. The higher assets margin reflected improved mortgage margins and higher contributions from Personal Customer overdrafts and Small Business loans. The UK Retail Banking liabilities margin decreased by 16 basis points to 1.98% (2004: 2.14%), reflecting an 8 basis point impact from the reduced contribution from the structural hedge, and competition for retail savings and deposits. The movements in both the assets and liabilities margins partly reflect changes in UK base rates.

UK Business Banking assets margin increased 29 basis points to 1.84% (2004:
1.55%). The application of IAS 32 and IAS 39 had a significant effect on the UK Business Banking assets margin for 2005, increasing it by 32 basis points. Excluding the impact of IAS 32 and IAS 39 the asset margin was broadly stable. UK Business Banking liabilities margin decreased 14 basis points to 1.37% (2004:
1.51%), principally reflecting a 10 basis point impact from the reduced contribution from the structural hedge.

Wealth Management assets margin increased slightly by 2 basis points to 0.99% (2004: 0.97%). The application of IAS 32 and IAS 39 did not impact the assets margin. Wealth Management liabilities margin decreased modestly by 3 basis points to 1.04% (2004: 1.07%). Excluding the reduced contribution from the structural hedge, underlying margins were firmer.

Barclaycard cards margin increased 62 basis points to 7.96% (2004: 7.34%). The application of IAS 32 and IAS 39 increased the cards margin by 10 basis points. Margins in the cards business improved due to the impact of increased card rates and the roll off of promotional rate balances throughout 2005. Barclaycard loans margin decreased 131 basis points to 4.96% (2004: 6.27%). The application of IAS 32 and IAS 39 reduced the loans margin by 60 basis points. Margins in the loans business also reduced due to competitive pressures and a change in the product mix with a higher weighting to secured loans.

(1) The margin is expressed as annualised divisional interest over average balance. Asset and liability margins cannot be added together as they are relative to the average Bank of England base rate or local equivalent for international businesses or the rate managed by the Group using derivatives. 2005 figures are not strictly comparable to those in 2004 with the application of IAS 32 and IAS 39 from 1st January 2005 affecting the assets margin.
(2) Absa's margin is five months annualised.


International Retail and Commercial Banking excluding Absa assets margin decreased 24 basis points to 1.51% (2004: 1.75%) The application of IAS 32 and IAS 39 increased the assets margin for 2005 by 5 basis points. Excluding the impact of IAS 32 and IAS 39, the assets margin reduction reflected the impact of a change in mix as a result of growth in mortgage assets in Europe and competitive pressures. International Retail and Commercial Banking excluding Absa liabilities margin increased 6 basis points to 1.49% (2004: 1.43%).

International Retail and Commercial Banking Absa assets margin of 2.02% remained broadly stable over the period since acquisition. The liabilities margin of 1.42% declined modestly over the period.


Net fee and commission income

                                                           2005           2004
                                                           GBPm           GBPm
Fee and commission income                                 6,430          5,509
Fee and commission expense                                 (725)          (662)
                                                       --------       --------
Net fee and commission income                             5,705          4,847
                                                       --------       --------

Net fee and  commission  income  increased  18%  (GBP858m) to  GBP5,705m  (2004:
GBP4,847m) reflecting good growth across all businesses. The inclusion of Absa increased net fee and commission income by GBP334m in the second half of 2005. Group net fee and commission income excluding Absa grew 11%. Excluding the application of IAS 32 and IAS 39 net fee and commission income increased 20%.

Fee and commission income rose 17% (GBP921m) to GBP6,430m (2004: GBP5,509m). The inclusion of Absa increased fee and commission income by GBP386m. Excluding Absa, fee and commission income grew by 10%. The growth was driven by Barclays Global Investors, reflecting strong growth in net new assets, strong investment performance and higher market levels, and Barclays Capital as a result of increased business volumes and higher market share. In addition, Barclaycard fee and commission income increased as a result of higher contributions from Barclaycard Business and FirstPlus and the inclusion of Barclaycard US for the full year. Fee and commission expense increased 10% (GBP63m) to GBP725m (2004:
GBP662m), largely reflecting the inclusion of Absa which added GBP52m.

Total foreign exchange income was GBP648m (2004: GBP520m) and consisted of revenues earned from both retail and wholesale activities. The foreign exchange income earned on customer transactions by UK Retail Banking, UK Business
Banking, International Retail and Commercial Banking, Barclaycard, Barclays Global Investors and Wealth Management, both externally and with Barclays Capital, is reported in those respective business units, within fee and commission income. The foreign exchange income earned in Barclays Capital is reported within trading income.


Principal transactions

                                                                 2005     2004
                                                                 GBPm     GBPm
Net trading income
Rates related business                                          1,732    1,141
Credit related business                                           589      346
                                                             -------- --------
                                                                2,321    1,487
                                                             -------- --------

Net investment income
Cumulative gain from disposal of available for
sale assets/investment securities                                 120       45
Dividend income                                                    22       17
Net income from financial instruments designated at fair value    389        -
Income from assets backing insurance policies(1)                    -      717
Other investment income                                           327      248
                                                             -------- --------
                                                                  858    1,027
                                                             -------- --------
Principal transactions                                          3,179    2,514
                                                             -------- --------

Most of the Group's trading income is generated in Barclays Capital.

Net trading income increased 56% (GBP834m) to GBP2,321m (2004: GBP1,487m) due to strong performances across Barclays Capital Rates and Credit businesses, in particular from commodities, foreign exchange, fixed income and credit derivatives. This was driven by the continued return on prior year investments and higher volumes of client led activity across a broad range of products and geographical regions. Group net trading income excluding Absa grew 55%.

Net investment income decreased 16% (GBP169m) to GBP858m (2004: GBP1,027m). The inclusion of Absa increased net investment income by GBP62m in the second half of 2005. Group net investment income excluding Absa decreased 22%.

Following the application of IAS 39 at 1st January 2005, certain assets and liabilities have been designated at fair value. Fair value movements on these items have been reported within net trading income or within net investment income depending on the nature of the transaction. Fair value movements on insurance assets included within net investment income contributed GBP317m.

(1) From 1st January 2005, investment and insurance contracts are separately accounted for in accordance with IAS 39 and IFRS 4. This has resulted in investment income and the corresponding movement in investment contract liabilities being presented on a net basis within other income. In 2004, all contracts were accounted for as insurance contracts and the gross income relating to these contracts was reported as income from assets backing insurance policies.

Net premiums from insurance contracts

                                                            2005         2004
                                                            GBPm         GBPm
Gross premiums from insurance contracts                      909        1,069
Premiums ceded to reinsurers                                 (37)         (27)
                                                        --------     --------
Net premiums from insurance contracts                        872        1,042
                                                        --------     --------

The application of IAS 39 and IFRS 4 in 2005 has affected year on year comparatives of insurance results. These standards change the basis of recognition for insurance premiums, claims and insurance contract liability movements (together reported as net claims and benefits) and also of investment management fees on unit linked products. IFRS 4 requires preparers to distinguish portfolios with the legal form of insurance contracts between those that contain significant insurance risk and those that are largely investment in nature.

The change in accounting for investment contracts resulted in a substantial decline in reported net premiums from insurance contracts in the Wealth Management - closed life assurance activities and International Retail and Commercial Banking businesses. There is a corresponding decline in net claims and benefits paid on insurance contracts.

Other income

                                                                 2005     2004
                                                                 GBPm     GBPm
Increase in fair value of assets held in respect of linked
liabilities to customers under investment contracts             9,234        -
Increase in liabilities held in respect of linked
liabilities to customers under investment contracts            (9,234)       -
Property rentals                                                   54       46
Other income                                                       93       85
                                                             -------- --------
                                                                  147      131
                                                             -------- --------

In accordance with IAS 39, from 1st January 2005 certain asset management products offered to institutional clients by Barclays Global Investors are recognised as investment contracts. This results in a substantial increase in the fair value of assets held in respect of linked liabilities to customers under investment contracts and in the related liabilities.

Net claims and benefits paid on insurance contracts

                                                               2005       2004
                                                               GBPm       GBPm
Gross claims and benefits paid on insurance contracts           694      1,275
Reinsurers' share of claims paid                                (49)       (16)
                                                           --------   --------
Net claims and benefits paid on insurance contracts             645      1,259
                                                           --------   --------

The change in accounting for investment contracts results in a substantial decline in reported net claims and benefits paid on insurance contracts in Wealth Management - closed life assurance activities and International Retail and Commercial Banking. There is a corresponding decline in net premiums from insurance contracts.

Impairment charge and other credit provisions

                                                               2005      2004
                                                               GBPm      GBPm
Impairment charges
The charges for the period in respect of impairment
for loans and advances comprise:
- New and increased                                           2,129     1,755
- Releases                                                     (333)     (396)
- Recoveries                                                   (222)     (255)
                                                           --------  --------
Total impairment charges for loans and advances               1,574     1,104

Impairment on available for sale assets                           4         -

Other credit provisions
Charges for the period in respect of provision for undrawn
contractually committed facilities and guarantees provided       (7)      (11)
                                                           --------  --------
Total impairment charge and other credit provisions           1,571     1,093
                                                           --------  --------

Period-on-period comparison is affected by the adoption of IAS 39 on 1st January 2005, which has changed the absolute value and calculation basis of the impairment charges and Potential Credit Risk Loans (PCRLs). In addition, following the adoption of IAS 39 on 1st January 2005 wholesale and corporate charges now include the impairment of private equity investments.

Total impairment charges and other credit provisions increased 44% (GBP478m) to GBP1,571m (2004: GBP1,093m). This reflected some large one-off releases and recoveries in 2004, the impact of acquisitions in 2005 and changes in methodology. Excluding these factors, the underlying rate of growth in impairment charges was 24%.

In the UK pressure on household cashflows due to a range of factors and the high level of household indebtedness have led to a greater strain on personal budgets. This has resulted in a deterioration in consumer credit quality which has been evident from higher average delinquency balances and shorter periods between delinquency and charge-off. Smaller business customers have also shown some limited deterioration in credit quality. Wholesale and corporate credit conditions remained steady. In other key markets for the Group, the US consumer and corporate credit markets remained robust while the consumer and SME markets in Iberia remained well underpinned by strong economic growth. In South Africa good economic growth has led to buoyant domestic demand for credit, whilst rising retail debt:income ratios were underpinned by growth in household income and low interest rates.

As a result of an increase in impairment charges to the retail portfolios, and to a lesser extent in the wholesale and corporate portfolios, the impairment charges for the Group (excluding Absa) for the full-year were GBP1,551m (2004:
GBP1,093m). Impairment charges excluding Absa amounted to 0.57% (2004: 0.48%), as a percentage of period-end total non-trading loans and advances.

Retail  impairment  charges,  excluding  Absa,  increased  to  GBP1,235m  (2004:
GBP811m), accounting for just under 80% of the Group's impairment charges. Excluding Absa, retail impairment charges amounted to 1.05% (2004: 0.72%) of the period-end total non-trading loans and advances. The increase was predominantly in the UK cards and consumer loans portfolios.

In the wholesale and corporate businesses, excluding Absa, impairment charges increased to GBP323m (2004: GBP282m). The increase occurred largely in UK Business Banking and reflected the fact that the 2004 results included a large one-off recovery of GBP57m. Underlying impairment charges excluding this item were broadly flat. Wholesale and corporate impairment charges, excluding Absa, were 0.21% (2004: 0.25%) of period-end total non-trading loans and advances.

Absa's impairment charge of GBP20m for the five month period was low in a benign credit environment and also reflected a reduction in the number and value of non-performing loans and a higher level of releases and recoveries.

Impairment charges by their very nature are subject to exceptional increases, releases and recoveries from time to time. The presence of such items means that the movements in the impairment charge from one period to another will differ from the movement in the underlying trend. In 2004, the credit loss was reduced by a number of one-off items, including an exceptional recovery of GBP57m in UK Business Banking and a release of mortgage provisions of GBP40m (2005: release GBP10m) in UK Retail Banking.

Operating expenses excluding amortisation of intangible assets


                                                                 2005     2004
                                                                 GBPm     GBPm
Staff costs (refer to page 52)                                  6,318    5,227
Administrative expenses                                         3,443    2,766
Depreciation                                                      362      297
Impairment loss - intangible assets                                 9        9
Operating lease rentals                                           316      215
                                                               ------   ------
Operating expenses excluding amortisation of intangible assets 10,448    8,514
                                                               ------   ------

Operating expenses increased 23% (GBP1,934m) to GBP10,448m (2004: GBP8,514m). The inclusion of Absa added operating expenses of GBP622m to the second half of 2005. Group operating expenses excluding Absa grew 15% reflecting higher business activity.

Administrative expenses increased 24% (GBP677m) to GBP3,443m (2004: GBP2,766m). The inclusion of Absa added administrative expenses of GBP257m in the second half of 2005. Group administrative expenses excluding Absa grew 15% principally as a result of higher business activity in Barclays Capital and Barclays Global Investors and the inclusion of Barclaycard US for the full year. There was a strong focus on cost control across the business, with particularly good results in UK Retail Banking.

Administrative expenses included non-recurring costs relating to the write down of capitalised IT related assets held centrally of GBP60m (2004: GBPnil). Impairment losses of GBP9m (2004: GBP9m) reflected a further charge for the impairment of certain capitalised IT related assets following a review of their likely future economic benefit.

Operating lease rentals increased 47% (GBP101m) to GBP316m (2004: GBP215m). The inclusion of Absa added operating lease rentals of GBP27m in the second half of 2005. Operating lease rentals excluding Absa increased primarily as a consequence of the double occupancy costs associated with the head office relocation to Canary Wharf.

The Group cost:income ratio remained steady at 61%. This reflected improved productivity in UK Banking, Barclays Global Investors and Wealth Management; and a stable performance by International Retail and Commercial Banking, offset by an increase in non-recurring operating expenses in head office and other functions.

The Group cost:net income ratio was 67% (2004: 66%).

Amortisation of intangible assets

                                                            2005          2004
                                                            GBPm          GBPm
Internally generated software                                 20            19
Other software                                                 3             -
Brands                                                         9             -
Customer lists and relationships                              27             -
Licences                                                      13             3
Core deposit intangibles                                       7             -
                                                        --------      --------
Amortisation of intangible assets                             79            22
                                                        --------      --------

The increase in the amortisation of intangible assets primarily reflects the inclusion of Absa in the second half of 2005.

Staff costs

                                                            2005         2004
                                                            GBPm         GBPm
Salaries and accrued incentive payments                    5,036        4,098
Social security costs                                        412          339
Pension costs
- defined contribution plans                                  76           92
- defined benefit plans                                      271          235
Other post retirement benefits                                27           29
Other                                                        496          434
                                                        --------     --------
Staff costs                                                6,318        5,227
                                                        --------     --------

Included in salaries and accrued incentive payments is GBP338m (2004: GBP204m) arising from equity settled share based payments.

Staff costs increased 21% (GBP1,091m) to GBP6,318m (2004: GBP5,227m). The inclusion of Absa added staff costs of GBP296m during the second half of the year. Excluding the impact of Absa, staff costs increased 15%.

Salaries and accrued incentive payments rose 23% (GBP938m) to GBP5,036m (2004:
GBP4,098m), principally due to increased headcount in Barclays Capital and performance related payments primarily in Barclays Capital and Barclays Global Investors and the inclusion of Absa. Excluding Absa salaries and accrued incentive payments rose 16% (GBP662m).

Pension costs comprise all UK and international pension schemes. Included in pension costs is a charge of GBP276m (2004: GBP261m) in respect of the Group's main UK pension schemes.

Staff numbers

                                                               2005       2004
UK Banking                                                   39,900     41,800
                                                           --------   --------
UK Retail Banking                                            31,900     34,400
UK Business Banking                                           8,000      7,400
                                                           --------   --------
Barclays Capital                                              9,000      7,800
Barclays Global Investors                                     2,300      1,900
Wealth Management                                             7,200      7,200
Barclaycard                                                   7,800      6,700
International Retail and Commercial Banking                  46,200     12,100
                                                           --------   --------
International Retail and Commercial Banking - ex Absa        12,700     12,100
International Retail and Commercial Banking - Absa           33,500          -
                                                           --------   --------
Head office functions and other operations                      900        900
                                                           --------   --------
Total Group permanent and fixed term contract staff
worldwide                                                   113,300     78,400
Agency staff worldwide                                        7,000      4,300
                                                           --------   --------
Total including agency staff                                120,300     82,700
                                                           --------   --------

Staff numbers are shown on a full-time equivalent basis. Total Group permanent and contract staff comprise 59,100 (2004: 60,000) in the UK and 54,200 (2004:
18,400) internationally.

Since 2004 permanent and contract staff numbers increased by 34,900, primarily as a result of the acquisition of Absa Group Limited, offset in part by the implementation of restructuring programmes resulting in a decrease of 2,400 staff.

UK Banking staff numbers fell by 1,900 to 39,900 (2004: 41,800), reflecting the cost management programme in UK Retail Banking partially offset by an increase in UK Business Banking frontline staff and the inclusion of 200 Iveco Finance staff.

Barclays Capital staff numbers rose by 1,200 to 9,000 (2004: 7,800), reflecting the continued expansion of the business.

Barclays Global Investors increased staff numbers by 400 to 2,300 to support strategic initiatives (2004: 1,900).

Barclaycard staff numbers rose by 1,100 to 7,800 (2004: 6,700), reflecting growth of 300 in Barclaycard US, an increase of 200 in other international operations and growth in customer facing staff in the UK.

International Retail and Commercial Banking increased staff numbers by 34,100, primarily due to the inclusion of 33,500 Absa staff. International Retail and Commercial Banking excluding Absa increased staff numbers by 600 to 12,700 (2004: 12,100), mainly due to growth in continental Europe, including over 100 from the acquisition of the ING Ferri business in France.

Head office functions and other operations staff numbers remained stable at 900 (2004: 900).

The increase in agency staff worldwide largely reflects the inclusion of 3,300 temporary staff at Absa.

The number of staff under notice at 31st December 2005, was 2,400.

Share of post-tax results of associates and joint ventures

                                                                2005      2004
                                                                GBPm      GBPm
Loss from joint ventures                                          (8)        -
Profit from associates                                            53        56
                                                            --------  --------
Share of post-tax results of associates and joint ventures        45        56
                                                            --------  --------

The share of post-tax results of associates and joint ventures fell 20% (GBP11m) to GBP45m (2004: GBP56m). A stronger underlying performance by FirstCaribbean in 2005 was more than offset by the impact of a gain in 2004 relating to the sale of shares held in Republic Bank Ltd (Barclays share GBP28m). Losses from joint ventures primarily related to Intelligent Processing Systems Limited, a cheque processing joint venture in the UK.

Tax

The charge for the period is based upon a UK corporation tax rate of 30% for the calendar year 2005 (full-year 2004: 30%). The effective rate of tax for 2005 was 27% (2004: 28%). This is lower than the standard rate due to the beneficial effects of lower tax on certain overseas income and certain non-taxable gains. The tax charge for the year includes GBP961m (2004: GBP1,028m) arising in the UK and GBP478m (2004: GBP251m) arising overseas.

Profit attributable to minority interests

                                                                2005      2004
                                                                GBPm      GBPm
International Retail and Commercial Banking - Absa minority
interests                                                        116         -
Preference shares                                                113         2
Reserve capital instruments                                       93         -
Upper tier 2 instruments                                          11         -
Barclays Global Investors minority interests                      41        22
Other minority interests                                          20        23
                                                            --------  --------
Profit attributable to minority interests                        394        47
                                                            --------  --------

Profit attributable to minority interests increased due to the acquisition of Absa, the inclusion of certain capital instruments within minority interests in accordance with IAS 39 and an increase in the preference share capital of subsidiary undertakings.

Earnings per share

                                                               2005       2004

Profit attributable to equity holders of the parent        GBP3,447m  GBP3,254m
Dilutive impact of convertible options                      GBP(38)m   GBP(16)m
                                                            --------   --------
Profit attributable to equity holders of the parent
including                                                  GBP3,409m  GBP3,238m
dilutive impact of convertible options
                                                            --------   --------

Basic weighted average number of shares in issue              6,337m     6,381m
Number of potential ordinary shares(1)                          149m       124m
                                                            --------   --------
Diluted weighted average number of shares                     6,486m     6,505m
                                                            --------   --------

                                                                   p          p

Basic earnings per ordinary share                               54.4       51.0

Diluted earnings per ordinary share                             52.6       49.8

Dividends on ordinary shares

The Board has decided to pay, on 28th April 2006, a final dividend for the year ended 31st December 2005 of 17.4p per ordinary share, for shares registered in the books of the Company at the close of business on 3rd March 2006. Shareholders who have their dividends paid direct to their bank or building society account will receive a consolidated tax voucher detailing the dividends paid in the 2005 - 2006 tax year in mid-October 2006.

The amount payable for the 2005 final dividend is GBP1,105m (2004: GBP1,001m). This amount excludes GBP24m payable on own shares held by employee benefit trusts (2004: GBP16m).

For qualifying US and Canadian resident ADR holders, the final dividend of 17.4p per ordinary share becomes 69.6p per ADS (representing four shares). The ADR depositary will mail the dividend on 28th April 2006 to ADR holders on the record on 3rd March 2006.

For qualifying Japanese shareholders, the final dividend of 17.4p per ordinary share will be distributed in mid-May to shareholders on the record on 3rd March 2006.

Shareholders may have their dividends reinvested in Barclays PLC shares by participating in the Barclays Dividend Reinvestment Plan. The plan is available to all shareholders, including members of Barclays Sharestore, provided that they do not live in or are subject to the jurisdiction of any country where their participation in the plan would require Barclays or The Plan Administrator to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details and a form to join the plan should contact The Plan Administrator by writing to: The Plan Administrator to Barclays, Share Dividend Team, The Causeway, Worthing, West Sussex, BN99 6DA; or, by telephoning 0870 609 4535. The completed form should be returned to The Plan Administrator on or before 7th April 2006 for it to be effective in time for the payment of the final dividend on 28th April 2006. Shareholders who are already in the plan need take no action unless they wish to change their instructions in which case they should write to The Plan Administrator.

(1) Potential ordinary shares reflect the dilutive effect of share options outstanding.


Analysis of amounts included in the balance sheet

Capital resources

                                                             As at
                                                      2005   01.01.05     2004
                                                      GBPm       GBPm     GBPm
Shareholders' equity excluding minority interests   17,426     15,287   15,870
                                                  --------   -------- --------
Preference shares                                    2,977        690      690
Reserve capital instruments                          1,868      1,907        -
Upper tier 2 instruments                               581        586        -
International Retail and Commercial Banking - Absa
minority interests                                   1,351          -        -
Other minority interests                               227        147      204
                                                  --------   -------- --------
Minority interests                                   7,004      3,330      894
                                                  --------   -------- --------
Total shareholders' equity                          24,430     18,617   16,764
Loan capital                                        12,463     10,606   12,277
                                                  --------   -------- --------
Total capital resources                             36,893     29,223   29,041
                                                  --------   -------- --------

The authorised share capital of Barclays PLC is GBP2,500m (2004: GBP2,500m) comprising 9,996 million (2004: 9,996 million) ordinary shares of 25p shares and 1 million (2004: 1 million) staff shares of GBP1 each. Called up share capital comprises 6,490 million (2004: 6,454 million) ordinary shares of 25p each and 1 million (2004: 1 million) staff shares of GBP1 each.

Total capital  resources  increased  GBP7,670m to  GBP36,893m  since 1st January
2005.

Shareholders' equity, excluding minority interests, increased GBP2,139m since 1st January 2005. The increase primarily reflected profits attributable to equity holders of the parent of GBP3,447m, offset by dividends of GBP1,581m.

Loan capital rose GBP1,857m reflecting capital raisings of GBP1,283m, acquisition of Absa Group Limited's loan capital of GBP669m, accrued interest of GBP210m and exchange rate movements of GBP207m; offset by redemptions of GBP464m, fair value adjustments of GBP43m and amortisation of issue expenses of GBP5m.

Minority interests increased GBP3,674m since 1st January 2005, primarily reflecting the purchase of Absa Group Limited with minority interest of GBP1,351m and the following issuances of preference shares during 2005:

- 140,000 preference shares of nominal EUR100 each (Principal amount: EUR1.4bn; GBP978m) with a 4.75% dividend issued on 15th March 2005.

- 100,000 preference shares of nominal US$100 each (Principal amount:
  US$1.0bn; GBP551m) with a 6.278% dividend issued on 8th June 2005.

- 75,000 preference shares of nominal GBP100 each (Principal amount: GBP750m) with a 6% dividend issued on 22nd June 2005.

The impact of IAS 32 resulted in the reclassification of certain capital instruments from debt to minority interests. This accounts for substantially all of the increase in minority interests between 31st December 2004 and 1st January 2005.

Capital ratios

Weighted risk assets and capital resources, as defined for supervisory purposes by the Financial Services Authority (FSA), comprised:


                                                         As at
                                                  2005   01.01.05        2004
Weighted risk assets:                             GBPm       GBPm        GBPm
Banking book
On-balance sheet                               180,808    148,328     148,621
Off-balance sheet                               31,351     28,191      26,741
Associated undertakings and joint ventures       3,914      3,020       3,020
                                              --------   --------    --------
Total banking book                             216,073    179,539     178,382
                                              --------   --------    --------

Trading book
Market risks                                    23,216     22,106      22,106
Counterparty and settlement risks               29,859     18,113      18,113
                                              --------   --------    --------
Total trading book                              53,075     40,219      40,219
                                              --------   --------    --------
Total weighted risk assets                     269,148    219,758     218,601
                                              --------   --------    --------

Capital resources:
Tier 1
Called up share capital                          1,623      1,614       1,614
Eligible reserves                               16,837     14,933      15,670
Minority interests(1)                            6,634      2,824       2,890
Tier one notes(2)                                  981        920         920
Less: intangible assets                         (7,180)    (4,747)     (4,432)
                                              --------   --------    --------
Total qualifying tier 1 capital                 18,895     15,544      16,662
                                              --------   --------    --------

Tier 2
Revaluation reserves                                25         25          25
Available for sale - equity gains                  223          -           -
Collectively assessed impairment allowances      2,306      2,046           -
General provisions                                   -          -         564
Minority Interests                                 515        397           -
Qualifying subordinated liabilities(3)
Undated loan capital                             3,212      3,176       3,573
Dated loan capital                               7,069      5,647       5,647
Other                                                -          3           2
                                              --------   --------    --------
Total qualifying tier 2 capital                 13,350     11,294       9,811
                                              --------   --------    --------

Tier 3: short term subordinated liabilities(3)       -        286         286
                                              --------   --------    --------

Less: Supervisory deductions:
Investments not consolidated for supervisory
purposes                                          (782)      (781)     (1,047)
Other deductions                                  (961)      (496)       (496)
                                              --------   --------    --------
                                                (1,743)    (1,277)     (1,543)
                                              --------   --------    --------
Total net capital resources                     30,502     25,847      25,216
                                              --------   --------    --------

Tier 1 ratio                                       7.0%       7.1%        7.6%
Risk asset ratio                                  11.3%      11.8%       11.5%

(1) Includes reserve capital instruments of GBP1,735m (1st January 2005:
    GBP1,627m; 31st December 2004: GBP1,627m).
(2) Tier one notes are included in undated loan capital in the consolidated balance sheet.
(3) Subordinated liabilities are included in tiers 2 or 3, subject to limits laid down in the supervisory requirements.

At 31st December 2005, the tier 1 capital ratio was 7.0% and the risk asset ratio was 11.3%. From 1st January 2005, net total capital resources rose GBP4.7bn and weighted risk assets increased GBP49.4bn.

Tier 1 capital rose GBP3.4bn, including GBP1.9bn arising from profits attributable to equity holders net of dividends paid. Minority interests within tier 1 capital increased GBP3.8bn primarily due to the issuance of GBP2.3bn of preference shares by Barclays Bank PLC and the minority interest arising on the acquisition of a majority stake in Absa Group Limited. Deductions for intangible assets increased GBP2.4bn, primarily due to goodwill and intangible assets arising from the acquisition of Absa Group Limited. Tier 2 capital increased GBP2.1bn of which GBP1.5bn related to loan capital. The tier 3 capital debt matured in April 2005.

Reconciliation of regulatory capital

Capital is defined differently for accounting and regulatory purposes. A reconciliation of shareholders' equity for accounting purposes to called up share capital and eligible reserves for regulatory purposes, is set out below:

                                                                    As at
                                                             2005     01.01.05
                                                             GBPm         GBPm
Shareholders' equity excluding minority interests          17,426       15,287

Available for sale reserve                                   (225)        (314)
Cash flow hedging reserve                                     (70)        (302)
Retained earnings
Defined benefit pension scheme                              1,215        1,252
Additional companies in regulatory consolidation and         (145)         266
non-consolidated companies
Foreign exchange on RCIs and upper tier 2 loan stock          289          459
Other adjustments                                             (30)        (101)
                                                         --------     --------
Called up share capital and eligible reserves              18,460       16,547
                                                         --------     --------


Total assets and weighted risk assets

Total assets increased 29% to GBP924.4bn (1st January 2005: GBP715.6bn). Weighted risk assets increased 22% to GBP269.1bn (1st January 2005: GBP219.8bn). Loans and advances to customers that have been securitised or subject to similar risk transfer increased GBP17.3bn to GBP21.6bn (2004: GBP4.3bn). Securitised or risk transferred assets are included within total assets but are excluded from weighted risk assets. The increase in weighted risk assets since 1st January 2005 reflects a rise of GBP36.5bn in the banking book and a rise of GBP12.9bn in the trading book.

UK Retail Banking total assets decreased 4% to GBP69.2bn (1st January 2005:
GBP71.9bn). This was mainly attributable to lower residential mortgage balances. Weighted risk assets decreased 15% to GBP32.3bn (1st January 2005: GBP37.8bn), reflecting lower mortgage balances and a GBP4.5bn securitisation of mortgage assets in the second half of 2005, which more than offset strong growth in non-mortgage loans.

UK Business  Banking total assets  increased 21% to GBP72.0bn (1st January 2005:
GBP59.5bn), reflecting strong growth in lending balances. Weighted risk assets increased 13% to GBP61.9bn (1st January 2005: GBP54.8bn), the increase being lower than asset growth mostly as a result of GBP5.0bn securitisation of corporate loans in the second half of 2005. The acquisition of a 51% stake in Iveco Finance, completed in June, increased total assets and weighted risk assets by GBP1.8bn. Excluding the impact of Iveco Finance, assets and weighted risk assets increased 18% and 10% respectively.

Barclays Capital total assets increased 28% to GBP581.9bn (1st January 2005:
GBP454.4bn). This was mainly attributable to increases in debt securities and reverse repurchase agreements as the business continued to grow, and in derivative financial instruments as a result of business growth and market movements. Weighted risk assets increased 21% to GBP96.1bn (1st January 2005:
GBP79.5bn), below the rate of balance sheet growth. This reflected trading book weighted risk assets moving in line with risk rather than the balance sheet, the lower weighting of fully collateralised reverse repurchase agreements and the availability of legally enforceable netting agreements with derivative counterparties.

Barclays Global Investors total assets increased 32% to GBP80.9bn (1st January 2005: GBP61.4bn) due to growth in asset management products reported on the balance sheet. For the amounts related to asset management products, equal and offsetting balances are reflected within liabilities to customers. Weighted risk assets rose 42% to GBP1.7bn (1st January 2005: GBP1.2bn) due to growth in the business.

Wealth  Management  total  assets  increased 7% to GBP6.1bn  (1st January  2005:
GBP5.7bn).  Weighted  risk assets  increased 7% to GBP4.5bn  (1st January  2005:
GBP4.2bn) reflecting good growth in lending balances.

Barclaycard   total  assets  increased  11%  to  GBP25.8bn  (1st  January  2005:
GBP23.2bn) driven by growth in lending balances. Weighted risk assets dropped by 6% to GBP20.4bn (1st January 2005: GBP21.6bn) reflecting increased securitisation activity during the second half of 2005.

International   Retail  and  Commercial  Banking  excluding  Absa  total  assets increased 19% to GBP34.2bn (1st January 2005: GBP28.8bn) reflecting strong volume growth in European mortgages and African corporate lending. Weighted risk assets increased 16% to GBP21.6bn (1st January 2005: GBP18.7bn), which was lower than the increase in assets, reflecting strong growth in mortgage balances, which carry a 50% weighting, and the securitisation of assets in Spain during 2005.

International Retail and Commercial Banking - Absa total assets were GBP39.4bn and weighted risk assets GBP28.4bn. Growth in assets since acquisition has been driven by increases in retail lending balances.

Head office functions and other operations total assets increased 83% to GBP7.7bn (1st January 2005: GBP4.2bn). The increase includes financial instruments acquired for hedging purposes. Weighted risk assets increased 16% to GBP2.2bn (1st January 2005: GBP1.9bn) below the rate of balance sheet growth primarily due to lower risk weighting for assets held for hedging purposes.

Economic capital

Barclays assesses capital requirements by measuring the Group risk profile using both internally and externally developed models. The Group assigns economic capital primarily within seven risk categories: Credit Risk, Market Risk, Business Risk, Operational Risk, Insurance Risk, Fixed Assets and Private Equity.

The Group regularly enhances its economic capital methodology and benchmarks outputs to external reference points. The framework has been enhanced to reflect default probabilities during average credit conditions, rather than those prevailing at the balance sheet date, thus seeking to remove cyclicality from the economic capital calculation. The framework also adjusts economic capital to reflect time horizon, correlation of risks and risk concentrations.

Economic capital is allocated on a consistent basis across all of Barclays businesses and risk activities. A single cost of equity is applied to calculate the cost of risk. Economic capital allocations reflect varying levels of risk.

The total average economic capital required by the Group, as determined by risk assessment models and after considering the Group's estimated portfolio effects, is compared with the supply of economic capital to evaluate economic capital utilisation. Supply of economic capital is calculated as the average available shareholders' equity after adjustment and including preference shares.

The economic capital methodology will form the basis of the Group's submission for the Basel II Internal Capital Adequacy Assessment Process (ICAAP).

Economic capital demand(1)

                                                               2005       2004
                                                               GBPm       GBPm
UK Banking                                                    5,250      4,650
                                                           --------   --------
UK Retail Banking                                             2,300      2,200
UK Business Banking                                           2,950      2,450
                                                           --------   --------
Barclays Capital                                              2,550      2,100
Barclays Global Investors                                       150        150
Wealth Management                                               400        300
Wealth Management - closed life assurance activities             50        100
Barclaycard                                                   2,800      2,450
International Retail and Commercial Banking                   1,550      1,000
                                                           --------   --------
International Retail and Commercial Banking - ex Absa         1,150      1,000
International Retail and Commercial Banking - Absa(2)           400          -
                                                           --------   --------
Head office functions and other operations(3)                   250        200
                                                           --------   --------
Business unit economic capital                               13,000     10,950
Capital held at Group centre(4)                               1,050      1,400
                                                           --------   --------
Economic capital requirement (excluding goodwill)            14,050     12,350
Average historic goodwill and intangible assets(5)            6,450      5,600
                                                           --------   --------
Total economic capital requirement(6)                        20,500     17,950
                                                           --------   --------

UK Retail Banking economic capital allocation increased GBP100m to GBP2.3bn. The impact of growth was offset by risk transfer transactions within UK mortgages. UK Business Banking economic capital allocation increased GBP500m to GBP2.95bn as a consequence of asset growth and the acquisition of the Iveco Finance business.

Barclays Capital economic capital increased GBP450m to GBP2.55bn reflecting underlying growth in loan and derivative portfolios, additional equity investments and the growth in business and operational risk economic capital.

Wealth Management economic capital allocation increased GBP100m to GBP400m as a consequence of general growth across the business and the recalibration of business and operational risk economic capital.

Wealth Management - closed life assurance activities economic capital allocation reduced GBP50m to GBP50m reflecting the impact of IFRS removing the volatility previously associated with embedded value accounting.

Barclaycard economic capital allocation increased GBP350m to GBP2.8bn, due to growth in outstandings and the inclusion of Barclaycard US for the full year.


(1) Calculated using a five point average over the year.
(2) Average economic capital demand for Absa relates to 5 months of 2005. As at 31st December 2005 the capital demand amounted to GBP950m.
(3) Includes Transition Businesses and capital for central functional risks.
(4) The Group's practice is to maintain an appropriate level of excess capital, held at Group centre, which is not allocated to business units. This variance arises as a result of capital management timing and includes capital held to cover pension contribution risk.
(5) Average goodwill relates to purchased goodwill and intangible assets from business acquisitions. Absa goodwill is included for 5 months of 2005. As at 31st December 2005 Absa goodwill and intangibles amounted to GBP1.8bn and total goodwill and intangibles was GBP7.9bn.
(6) Total period-end economic capital requirement as at 31st December 2005 stood at GBP21,850m (1st January 2005: GBP18,150m; 31st December 2004:
    GBP19,400m).

International Retail and Commercial Banking excluding Absa economic capital allocation increased GBP150m to GBP1.15bn due to the recalibration of business and operational risk economic capital together with exposure growth in Africa and Spain. Absa added GBP400m to the average economic capital demand reflecting 5 months of the allocation after excluding the risk borne by the minority interest.

Capital held at the Group centre fell GBP350m to GBP1.05bn as a result of the acquisition of Absa, partially offset by an increase in available funds to support economic capital (see Economic capital supply on page 63).

Economic capital supply

The Group has determined that the impacts of IFRS should be modified in calculating available funds for economic capital. This applies specifically to:

- Cashflow hedging reserve - to the extent that the Group undertakes the hedging of future cash flows, shareholders' equity will include gains and losses which will be offset against the gain or loss on the hedged item when it is recognised in the income statement at the conclusion of the future hedged transaction. Given the future offset of such gains and losses, they are excluded from shareholders' equity upon which the capital charge is based.

- Available for sale reserve - unrealised gains and losses on such securities are included in shareholders' equity until disposal or impairment. Such gains and losses will be excluded from shareholders' equity for the purposes of calculating the capital charge. Realised gains and losses, foreign exchange translation differences and any impairment charges recorded in the income statement will impact economic profit.

- Retirement benefits liability - the Group has recorded a deficit with a consequent reduction in shareholders' equity. This represents a non-cash reduction in shareholders' equity. For the purposes of deriving the capital charge, the Group will not deduct the pension deficit from shareholders' equity.

The capital resources to support economic capital comprise adjusted shareholders' equity including preference shares but excluding other minority interests. Preference shares have been issued to optimise the long-term capital base of the Group.

The average supply of capital to support the economic capital framework is set out below(1):

                                                               2005       2004
                                                               GBPm       GBPm
Shareholders' equity excluding minority interests less
goodwill(2)                                                  10,850     10,450
Retirement benefits liability                                 1,350      1,750
Cashflow hedging reserve                                       (250)         -
Available for sale reserve                                     (250)         -
Preference shares                                             2,350        150
                                                           --------   --------
Available funds for economic capital excluding goodwill      14,050     12,350
Average historic goodwill and intangible assets(2)            6,450      5,600
                                                           --------   --------
Available funds for economic capital(3)                      20,500     17,950
                                                           --------   --------

(1) Averages for the period will not correspond to period-end balances disclosed in the balance sheet. Numbers are rounded to the nearest GBP50m for presentational purposes only.
(2) Average goodwill relates to purchased goodwill and intangible assets from business acquisitions. Absa goodwill is included for 5 months of 2005. As at 31st December 2005, Absa goodwill and intangibles amounted to GBP1.8bn.
(3) Available funds for economic capital as at 31st December 2005 stood at GBP21,850m (1st January 2005: GBP18,150m; 31st December 2004: GBP19,400m).

Economic profit

Economic profit comprises:

- Profit after tax and minority interests; less
- Capital charge (average shareholders' equity excluding minority interests multiplied by the Group cost of capital).

The Group cost of capital has been applied at a uniform rate of 9.5%(1) (2004:
9.5%). The costs of preference shares servicing are included in minority interests.

The economic profit performance in 2005 and 2004 is shown below:

                                                               2005      2004
                                                               GBPm      GBPm
Profit after tax and minority interests                       3,447     3,254
Addback of amortisation charged on acquired intangible
assets(2)                                                        29         6
                                                           --------  --------
Profit for economic profit purposes                           3,476     3,260
                                                           --------  --------
Average shareholders' equity excluding minority
interests(3), (4)                                            10,850    10,450
Deduct reserve for unrealised gains on cashflow hedging
reserve(4)                                                     (250)        -
Deduct reserve for unrealised gains on available for sale
financial instruments(4)                                       (250)        -

Add: retirement benefits liability                            1,350     1,750

Goodwill and intangible assets arising on acquisitions
(4),(5)                                                       6,450     5,600
                                                           --------  --------
Average shareholders' equity for economic profit purposes
(3),(4)                                                      18,150    17,800
                                                           --------  --------

Capital charge at 9.5%                                       (1,724)   (1,692)
                                                           --------  --------
                                                           --------  --------
Economic profit                                               1,752     1,568
                                                           --------  --------


(1) The Group's cost of capital for 2006 is unchanged at 9.5%.
(2) Amortisation charged for purchased intangibles only, adjusted for tax and minority interests.
(3) Average ordinary shareholders' equity for Group economic profit calculation is the sum of adjusted equity and reserves plus goodwill, but excludes preference shares.
(4) Averages for the period will not correspond exactly to period end balances disclosed in the balance sheet. Numbers are rounded to the nearest GBP50m for presentation purposes only.
(5) Absa goodwill is included for 5 months of 2005. As at 31st December 2005 Absa goodwill and intangibles amounted to GBP1.8bn.

Economic profit generated by business


                                                               2005       2004
                                                               GBPm       GBPm
UK Banking                                                    1,219      1,158
                                                           --------   --------
UK Retail Banking                                               557        473
UK Business Banking                                             662        685
                                                           --------   --------
Barclays Capital                                                619        521
Barclays Global Investors                                       299        195
Wealth Management                                               109         70
Wealth Management - closed life assurance activities             (7)       (77)
Barclaycard                                                     183        350
International Retail and Commercial Banking                     238        111
                                                           --------   --------
International Retail and Commercial Banking - ex Absa           115        111
International Retail and Commercial Banking - Absa              123          -
                                                           --------   --------
Head office functions and other operations                     (375)      (146)
                                                           --------   --------
                                                              2,285      2,182
Historic goodwill                                              (615)      (533)
Variance to average shareholders' funds
(excluding minority interest)                                    82        (81)
                                                           --------   --------
Economic profit                                               1,752      1,568
                                                           --------   --------

Economic  profit for the Group  increased  12%  (GBP184m)  to  GBP1,752m  (2004:
GBP1,568m). The rise in economic profit was less than the increase in profit before tax due to the increased share of minority interests. The rise in economic profit was greater than the increase in earnings per share due to the more efficient use of capital across the Group.

UK Business Banking economic profit fell 3% (GBP23m) to GBP662m (2004: GBP685m) reflecting an increase in profit before tax of 10% and an increase of 20% in economic capital due to growth in lending balances and the acquisition of the Iveco Finance business.

International Retail and Commercial Banking excluding Absa economic profit rose 4% (GBP4m) to GBP115m (2004: GBP111m) reflecting an increase in profit before tax of 21% and an increase of 15% in economic capital due to exposure growth in Africa and Spain.

                         GROUP PERFORMANCE MANAGEMENT

Performance relative to the 2004 to 2007 goal period

Barclays will continue to use goals to drive performance. At the end of 2003, Barclays established a new set of four year performance goals for the period 2004 to 2007 inclusive. The primary goal is to achieve top quartile total shareholder return (TSR) relative to a peer group(1) of financial services companies and is unchanged from the prior goal period. TSR is defined as the value created for shareholders through share price appreciation, plus re-invested dividend payments. The peer group is regularly reviewed to ensure that it remains aligned to our business mix and the direction and scale of our ambition.

For the two years from 31st December 2003 to 31st December 2005, Barclays delivered TSR of 34% and was positioned 5th within its peer group, which is second quartile. The TSR of the FTSE 100 Index for this period was 34%.

At the time of setting the TSR goal,  we estimated  that  achieving top quartile
TSR would require the achievement of compound annual growth in economic profit(2) in the range of 10% to 13% per annum (GBP6.5bn to GBP7.0bn of cumulative economic profit)(3) to support top quartile TSR over the 2004 to 2007 goal period.

Economic profit for 2005 was GBP1.75bn, which, added to the GBP1.57bn generated in 2004, delivered a cumulative total of GBP3.32bn for the goal period to date. This equates to compound annual growth in economic profit of 18% per annum for the goal period to date.

(1) Peer group for 2005 remained unchanged from 2004: ABN Amro, BBVA, BNP Paribas, Citigroup, Deutsche Bank, HBOS, HSBC, JP Morgan, Lloyds TSB, Royal Bank of Scotland and UBS. The peer group is unchanged for 2006.
(2) Economic profit is defined on page 64.
(3) Restated for IFRS.

Risk Tendency

As part of its credit risk management system, the Group uses a model-based methodology to assess the point-in-time expected loss of credit portfolios across different customer categories. The approach is termed Risk Tendency and applies to credit exposures in both wholesale and retail sectors. Risk Tendency provides statistical estimates of losses expected to arise within the next year based on averages in the ranges of possible losses expected from each of the current portfolios. This can be contrasted with impairment allowances required under accounting standards, which are based on objective evidence of impairment as at the balance sheet date.

Since Risk Tendency and impairment allowances are calculated for different purposes and on different bases, Risk Tendency does not predict loan impairment. Risk Tendency is provided to present a view of the evolution of the quality and scale of the credit portfolios.

                                                               2005       2004
                                                               GBPm       GBPm
UK Banking                                                      450        375
                                                           --------   --------
UK Retail Banking                                               170        150
UK Business Banking                                             280        225
                                                           --------   --------
Barclays Capital                                                 85         70
Wealth Management                                                 5          5
Barclaycard                                                   1,100        860
International Retail and Commercial Banking                     195         65
                                                           --------   --------
International Retail and Commercial Banking - ex Absa            75         65
International Retail and Commercial Banking - Absa              120          -
                                                           --------   --------
Transition Businesses(1)                                         10         20
                                                           --------   --------
Risk Tendency                                                 1,845      1,395
                                                           --------   --------

Risk Tendency increased 32% (GBP450m) to GBP1,845m (2004: GBP1,395m). The largest increase occurred in Barclaycard, which rose GBP240m to GBP1,100m, reflecting the deterioration of credit conditions in the UK credit card market. Risk Tendency increased in UK Business Banking due to the growth in the loan book and the acquisition of the Iveco Finance business.

(1) Included within head office functions and other operations.


                             ADDITIONAL INFORMATION

Basis of preparation

The Group adopted the requirements of International Financial Reporting Standards and International Accounting Standards (collectively IFRS) for the first time for the purpose of preparing financial statements for the year ended 31st December 2005.

The Group issued an IFRS Transition Report on 11th May 2005 that provided the reconciliations required by IFRS and the provisional accounting policies expected to be applied in the preparation of the 2005 financial statements. The Interim Results Announcement on 5th August 2005 amended the reconciliations and the provisional accounting policies for the use of the fair value option. The financial information in this Results Announcement has been prepared in accordance with these amended accounting policies. A summary of the Group's significant accounting policies will be included in the 2005 Annual Report.

Group structure changes from 2004

The presentation of results by business differs from that provided in 2004 in the following respects:

- International Retail and Commercial Banking and Wealth Management
  (previously called Private Clients) are reported as separate business divisions and not aggregated, reflecting the differences in the nature of the products and services and changes in management accountability. Absa is included in International Retail and Commercial Banking to reflect the nature of the products and services and the management accountability. International Retail and Commercial Banking excluding and including Absa are reported as separate components to provide useful information about this significant acquisition.

- The results for Wealth Management - closed life assurance activities are provided separately from those for the rest of Wealth Management in order to provide more clarity on the impact of these activities.

- The 2004 results of Barclaycard and UK Retail Banking have been restated to reflect the 2005 change in allocation of branch network costs and insurance sales between the two divisions. This had the impact of increasing Barclaycard profit before tax by GBP59m in 2004 and reducing UK Banking profit before tax in 2004 by the same amount. This restatement was reflected in the IFRS Transition Report issued on 11th May 2005 and the Interim Results Announcement for the half-year ended 30th June 2005.

Acquisitions and disposals

On 1st June 2005, Barclays Asset and Sales Finance ('BASF') acquired a 51% share and controlling stake in Fiat's Iveco Vehicle Finance Business. The transaction will expand BASF's commercial vehicle expertise.

On 30th June 2005, EnterCard, the joint venture between Barclays Bank PLC and ForeningsSparbanken (also known as Swedbank), which was announced on 4th February 2005, began operations. Barclays Bank PLC has a 50% economic interest in the joint venture. EnterCard provides credit cards in the Nordic market, initially in Sweden and Norway.

On 1st July 2005, Barclays acquired the wealth business of ING Securities Bank (France) consisting of ING Ferri and ING Private Banking.

On 9th May 2005, Barclays announced the terms of a recommended acquisition of a majority stake in Absa Group Limited ('Absa'). The acquisition was subject to a number of conditions, one of which was the approval of the South African Minister of Finance under the Banks Act, 1990, of South Africa. As part of the Banks Act approval process, Barclays confirmed its long-term commitment to investing in South Africa pursuant to the acquisition of Absa and its intention to retain a controlling stake. Barclays also acknowledged the importance of maintaining the South African character of Absa, in which regard the Chairman of Absa, Dr. Danie Cronje, would continue to serve as chairman and would become a non-executive director of Barclays PLC and Barclays Bank PLC and Dr. Steve Booysen would remain as Group Chief Executive of Absa. Three Barclays representatives were appointed to the Absa board. Barclays has consolidated Absa from 27th July 2005. As at 31st December 2005, Barclays shareholding was 377,527,453 ordinary shares (56.6%).

The acquisition was endorsed by Absa's black economic empowerment partner. Batho Bonke Capital (Proprietary) Limited, and the Absa Share Ownership Trust, hold redeemable cumulative option-holding preference shares in Absa. These redeemable preference shares have the same rights as ordinary shares, including voting rights (amounting to approximately 11% of the aggregate voting rights), save for the rights relating to dividends, redemption and option liquidation. Each redeemable preference share carries the option to acquire one Absa ordinary share at a discount to the market price during an option exercise period commencing on 2nd July 2007 and ending on 1st July 2009.

Change in accounting estimate

The Group has undertaken a review of the actual useful economic lives of property, plant and equipment. As a result of this review, the assumed useful economic lives of the costs of adaptation of freehold and leasehold property and equipment installed in freehold and leasehold property have increased from 10 years to a range of 10-15 years. The useful economic lives of fixtures and fittings and other equipment have increased from 5 years to a range of 5-10 years. This change in accounting estimate better reflects historical experience and has been applied prospectively from 1st January 2005. This reduced the depreciation charge in 2005 by GBP30m.

Hedge accounting

The element of ineffectiveness arising on hedges that qualify for hedge accounting is included in net interest income.

Share capital

The Group manages its debt and equity capital actively. The Group will seek to renew its authority to buy back ordinary shares at the 2006 Annual General Meeting to provide additional flexibility in the management of the Group's capital resources.

Group share schemes

The independent trustees of the Group's share schemes may make purchases of Barclays PLC ordinary shares in the market at any time or times following this announcement of the Group's results for the purposes of those schemes' current and future requirements. The total number of ordinary shares purchased would not be material in relation to the issued share capital of Barclays PLC.

Filings with the SEC

The results will be furnished as a Form 6-K to the US Securities and Exchange Commission as soon as practicable following the publication of these results.

Competition and regulatory matters

There is continuing political and regulatory scrutiny of, and major changes in, legislation and regulation of the retail banking and consumer credit industries in the UK and elsewhere.

In the European Union (EU) as a whole, this includes an inquiry into retail banking in all 25 member states by the European Commission's Directorate General for Competition. The inquiry is looking at retail banking in Europe generally and the Group is co-operating with the inquiry. The outcome of the inquiry is unclear, but it may have an impact on retail banking in one or more of the EU countries in which the Group operates and therefore on the Group's business in that sector.

In the UK, in September 2005 the Office of Fair Trading (OFT) received a super-complaint from the Citizens Advice Bureau relating to payment protection insurance (PPI). As a result of its inquiries, the OFT then announced in December 2005 that it will commence a market study on PPI in March 2006. The scope and impact of the study is not known at present.

In relation to UK consumer credit:

- The OFT has carried out investigations into Visa and MasterCard credit card interchange rates. The decision by the OFT in the MasterCard interchange case is being appealed to the Competition Appeals Tribunal and the appeal is expected to be heard towards the end of 2006. The OFT's investigation in the Visa interchange case is at an earlier stage.
- The OFT also has a continuing investigation into the level of late and over-limit fees on credit cards. The OFT issued a press release in July 2005 stating that their provisional conclusion was that these fees were excessive and need to be reduced to be fair. The OFT gave Barclaycard, and seven other credit card companies, three months to provide suitable undertakings regarding the basis of these charges or otherwise to address the concerns of the OFT. Barclaycard responded to the OFT in October 2005 further explaining the position Barclaycard takes in respect of late and over-limit fees and has continued to work with the OFT to address its concerns. Barclays continues to consider the impact of the provisional finding on the credit card industry and Barclaycard, including steps to mitigate any financial impact on shareholders.

These investigations are looking at several aspects of the UK consumer credit industry and the Group is co-operating with them. Their outcome is not known but they may have an impact on the consumer credit industry in general and therefore on the Group's business in this sector.

The OFT announced in January 2006 that it would be reviewing the undertakings given following the conclusion of the Competition Commission Inquiry in 2002 into the supply of banking services to SMEs. The OFT will commence that review in March 2006 and anticipate that it will take them 9 months. The Group will cooperate fully with that review.

Recent developments

On 1st January 2006 Barclays completed the sale to Absa Group Limited of the Barclays South African branch business (the 'business'). The business consists of the Barclays Capital South African operations and Corporate and Business Banking activities carried out by International Retail and Commercial Banking (South African branch), together with the associated assets and liabilities.

                                     NOTES

1. Assets held in respect of linked liabilities to customers under investment contracts/liabilities arising from investment contracts

                                                             As at
                                                      2005   01.01.05     2004
                                                      GBPm       GBPm     GBPm
Non-trading financial instruments fair valued
through profit and loss held in respect of
linked liabilities                                  83,193     63,124        -
Cash and bank balances within the funds              2,008      1,485        -
                                                  --------   -------- --------
Assets held in respect of linked liabilities to
customers under investment contracts                85,201     64,609        -
                                                  --------   -------- --------

Liabilities arising from investment contracts      (85,201)   (64,609)       -
                                                  --------   -------- --------

These assets comprise assets under management held on behalf of clients, required to be recognised on the balance sheet under IAS 39.

2.  Derivative financial instruments

The tables set out below analyse the contract or underlying principal and the fair value of derivative financial instruments held for trading purposes and for the purposes of managing the Group's structural exposures. Derivatives are measured at fair value and the resultant profits and losses from derivatives held for trading purposes are included in net trading income. Where derivatives are held for risk management purposes and when transactions meet the criteria specified in IAS 39, the Group applies hedge accounting as appropriate to the risks being hedged.


                                                            2005
                                          Contract
                                          notional           Fair value
                                            amount      Assets     Liabilities
Derivatives designated as held for            GBPm        GBPm            GBPm
trading
Foreign exchange derivatives             1,184,074      18,485         (17,268)
Interest rate derivatives               15,374,057      81,028         (79,701)
Credit derivatives                         609,381       4,172          (4,806)
Equity and stock index and commodity
derivatives                                637,452      32,481         (35,128)
                                        ----------    --------        --------
Total derivative assets/(liabilities)
held for trading                        17,804,964     136,166        (136,903)
                                        ----------    --------        --------

Derivatives designated in hedge
accounting relationships
Derivatives designated as cash flow
hedges                                      40,080         232            (483)
Derivatives designated as fair value
hedges                                      33,479         423            (331)
Derivatives designated as hedges of
net investments                              5,919           2            (254)
                                        ----------    --------        --------
Total derivative assets/(liabilities)
designated in hedge accounting
relationships                               79,478         657          (1,068)
                                        ----------    --------        --------
Total recognised derivative
assets/(liabilities)                    17,884,442     136,823        (137,971)
                                        ----------    --------        --------

Total derivative notionals at 31st December 2005 have grown from 1st January 2005 due primarily to increases in the volume of fixed income derivatives. This reflects the larger client base and clients' increased use of Barclays electronic trading platforms in Europe and the US. Credit derivatives volumes have also increased significantly, due to growth in the market for these products.

The Group's total contract notional amount and the fair derivative asset and liability position before the effect of netting or allowable cash collateral offset as at 31st December 2004 was as follows:


                                                            2004
                                         Contract
                                         notional          Fair value
                                           amount      Assets      Liabilities
                                             GBPm        GBPm             GBPm
Foreign exchange derivatives              824,894      20,302          (22,332)
Interest rate derivatives              11,296,699      66,031          (62,753)
Credit derivatives                        191,408       1,452           (1,217)
Equity and stock index and commodity
derivatives                               321,035       9,455          (10,053)
                                       ----------    --------         --------
Total derivative assets/(liabilities)
before netting or cash collateral
offset                                 12,634,036      97,240          (96,355)
                                       ----------    --------         --------

The Group's total derivative asset and liability position as presented on the balance sheet was as follows:



                                                          2005
                                  Contract
                                  notional                  Fair value
                                    amount          Assets          Liabilities
                                      GBPm            GBPm                GBPm
Derivative assets/(liabilities)
designated as held for trading  17,804,964         136,166            (136,903)
Derivative assets/(liabilities)
designated in hedge accounting
relationships                       79,478             657              (1,068)
                                ----------        --------            --------
Total recognised derivative
assets/(liabilities)            17,884,442         136,823            (137,971)
                                ----------        --------            --------

                                                         As at
                                                       01.01.05
                                  Contract
                                  notional             Fair value
                                    amount          Assets        Liabilities
                                      GBPm            GBPm               GBPm
Derivative assets/(liabilities)
designated as held for trading  12,381,890          92,490            (93,217)
Derivative assets/(liabilities)
designated in hedge accounting
relationships                       89,894           1,721             (1,212)
                                ----------        --------           --------
Total recognised derivative
assets/(liabilities)            12,471,784          94,211            (94,429)
                                ----------        --------           --------


3.  Loans and advances to banks

                                                            As at
                                               2005       01.01.05        2004
By geographical area                           GBPm           GBPm        GBPm
United Kingdom                                4,624          5,813       3,949
Other European Union                          5,423          4,274       1,813
United States                                13,267          8,459       7,668
Africa                                          880            425         425
Rest of the World                             6,915          6,781       5,725
                                           --------       --------    --------
                                             31,109         25,752      19,580
Reverse repurchase agreements                     -              -      61,075
Less: Allowance for impairment/provision         (4)           (24)        (23)
                                           --------       --------    --------
Total loans and advances to banks            31,105         25,728      80,632
                                           --------       --------    --------

Of the total loans and advances to banks, placings with banks were GBP12.7bn (2004: GBP66.7bn). Placings with banks have decreased primarily due to the reclassification of reverse repurchase agreements to a separate balance sheet category.

4.  Loans and advances to customers

                                                             As at
                                                   2005   01.01.05        2004
                                                   GBPm       GBPm        GBPm
Retail business                                 144,039    108,506     106,296
Wholesale business                              128,303    101,366     100,497
                                               --------   --------    --------
                                                272,342    209,872     206,793
Reverse repurchase agreements                         -          -      58,304
Less: Allowances for impairment/provisions       (3,446)    (2,613)     (2,688)
                                               --------   --------    --------
Total loans and advances to customers           268,896    207,259     262,409
                                               --------   --------    --------

By geographical area
United Kingdom                                  163,759    148,197     146,248
Other European Union                             38,923     26,350      26,210
United States                                    22,925     21,813      20,982
Africa                                           33,221      2,776       2,759
Rest of the World                                13,514     10,736      10,594
                                               --------   --------    --------
                                                272,342    209,872     206,793
Reverse repurchase agreements                         -          -      58,304
Less: Allowance for impairment/provisions        (3,446)    (2,613)     (2,688)
                                               --------   --------    --------
Total loans and advances to customers           268,896    207,259     262,409
                                               --------   --------    --------

By industry
Financial institutions                           43,102     36,865      25,132
Agriculture, forestry and fishing                 3,785      2,247       2,345
Manufacturing                                    13,779      9,477       9,044
Construction                                      5,020      3,637       3,278
Property                                         16,325      5,747       8,992
Energy and water                                  6,891      3,194       3,709
Wholesale and retail distribution and leisure    17,760     11,897      11,099
Transport                                         5,960      3,812       3,742
Postal and communication                          1,313        828         834
Business and other services                      24,247     20,924      23,223
Home loans(1)                                    89,529     78,030      80,855
Other personal                                   35,543     27,400      27,602
Finance lease receivables                         9,088      5,814       6,938
                                               --------   --------    --------
                                                272,342    209,872     206,793
Reverse repurchase agreements                         -          -      58,304
Less: Allowance for impairment/provisions        (3,446)    (2,613)     (2,688)
                                               --------   --------    --------
Total loans and advances to customers           268,896    207,259     262,409
                                               --------   --------    --------

As at 1st January 2005, total loans and advances decreased GBP55.1bn to GBP207.3bn (2004: GBP262.4bn) primarily due to the reclassification of reverse repurchase agreements to a separate balance sheet category.

The industry classifications have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which that subsidiary operates even though the parent's predominant business may be a different industry.

(1) Excludes commercial property mortgages.


5. Allowance for impairment on loans and advances/provisions for bad and doubtful debts

                                                               2005       2004
                                                               GBPm       GBPm
At beginning of period(1)                                     2,637      2,946
Acquisitions and disposals                                      555         21
Exchange and other adjustments                                  125        (33)
Unwind of discount                                              (76)         -
Amounts written off (see below)                              (1,587)    (1,582)
Recoveries (see below)                                          222        255
Amounts charged against profit (see below)                    1,574      1,104
                                                           --------   --------
At end of period                                              3,450      2,711
                                                           --------   --------

Amounts written off
United Kingdom                                               (1,306)    (1,280)
Other European Union                                            (56)       (63)
United States                                                  (143)       (50)
Africa                                                          (81)       (15)
Rest of the World                                                (5)      (174)
                                                           --------   --------
                                                             (1,591)    (1,582)
                                                           --------   --------
Recoveries
United Kingdom                                                  160        217
Other European Union                                             13          9
United States                                                    15         14
Africa                                                           16          4
Rest of the World                                                18         11
                                                           --------   --------
                                                                222        255
                                                           --------   --------
Impairment/provisions charged against profit:

New and increased impairment allowances/provisions
United Kingdom                                                1,763      1,358
Other European Union                                            113        131
United States                                                   105         85
Africa                                                          109         47
Rest of the World                                                39        134
                                                           --------   --------
                                                              2,129      1,755
                                                           --------   --------

Less: Releases of impairment allowance/provision
United Kingdom                                                 (221)      (120)
Other European Union                                            (25)       (20)
United States                                                   (14)       (14)
Africa                                                          (56)       (16)
Rest of the World                                               (17)       (20)
                                                           --------   --------
                                                               (333)      (190)
                                                           --------   --------

Recoveries                                                     (222)      (255)
                                                           --------   --------

Impairment charged against profit/net specific
provisions charge                                             1,574      1,310
General provision release(2)                                      -       (206)
                                                           --------   --------
Net charge to profit(3)                                       1,574      1,104
                                                           --------   --------

(1) Due to the adoption of IAS 32 and IAS 39 on 1st January 2005 and the consequent restatement of the impairment allowance, the period end value at 31st December 2004 does not correspond to the opening value at the beginning of 2005. The period end and opening values are reconciled on page 77.
(2) The distinction between specific and general provisions which was made in UK GAAP does not exist under IFRS.
(3) This excludes other credit provisions and impairment on available for sale assets detailed on page 50.

                                                            2005          2004
                                                            GBPm          GBPm
Allowance/specific provisions
United Kingdom                                             2,266         1,683
Other European Union                                         284           149
United States                                                130           155
Africa                                                       647            70
Rest of the World                                            123            90
                                                        --------      --------
Total allowance/specific provisions                        3,450         2,147
General provisions(1)                                          -           564
                                                        --------      --------
                                                           3,450         2,711
                                                        --------      --------

A reconciliation of UK GAAP provisions to IFRS impairment allowances is as follows:


                                                                          GBPm
UK GAAP provision as at 31st December 2004                               2,711
IFRS interest and fees not recognised                                     (157)
UK GAAP interest in suspense as at 31st December 2004                       40
UK GAAP fees in suspense as at 31st December 2004                           19
Additional impairment allowances resulting from the application of
revised Calculation methodologies at 1st January 2005                       24
                                                                      --------
IFRS impairment allowances as at 1st January 2005                        2,637
                                                                      --------


(1) The distinction between specific and general provisions which was made in UK GAAP does not exist under IFRS.


6.  Potential credit risk loans

The following tables present an analysis of potential credit risk loans (non-performing and potential problem loans).


                                                               As at
                                                    2005    01.01.05      2004
Potential credit risk loans                         GBPm        GBPm      GBPm
Summary
Impaired loans(1)                                  4,550       3,536     3,550
Accruing loans which are contractually overdue
90 days or more as to principal or interest          609         538       550
                                                --------    --------  --------
                                                   5,159       4,074     4,100
Restructured loans                                    51          15        15
                                                --------    --------  --------
Total non-performing loans                         5,210       4,089     4,115
Potential problem loans                              929         795       798
                                                --------    --------  --------
Total potential credit risk loans                  6,139       4,884     4,913
                                                --------    --------  --------

Geographical split
Impaired loans(1):
United Kingdom                                     2,965       2,680     2,697
Other European Union                                 345         308       301
United States                                        230         284       284
Africa                                               831         115       116
Rest of the World                                    179         149       152
                                                --------    --------  --------
Total                                              4,550       3,536     3,550
                                                --------    --------  --------

Accruing loans which are contractually overdue
90 days or more as to principal or interest
United Kingdom                                       539         501       513
Other European Union                                  53          34        34
United States                                          -           1         1
Africa                                                17           1         1
Rest of the World                                      -           1         1
                                                --------    --------  --------
Total                                                609         538       550
                                                --------    --------  --------

(1) Impaired loans are non-performing loans where, in general, an impairment allowance has been raised. This classification may also include non-performing loans which are fully collateralised or where the indebtedness has already been written down to the expected realisable value.


                                                             As at
                                                      2005   01.01.05     2004
                                                      GBPm       GBPm     GBPm
Restructured loans:
United Kingdom                                           5          2        2
Other European Union                                     7          -        -
United States                                           16         13       13
Africa                                                  23          -        -
Rest of the World                                        -          -        -
                                                  --------   -------- --------
Total                                                   51         15       15
                                                  --------   -------- --------

Total non-performing loans:
United Kingdom                                       3,509      3,183    3,212
Other European Union                                   405        342      335
United States                                          246        298      298
Africa                                                 871        116      117
Rest of the World                                      179        150      153
                                                  --------   -------- --------
Total                                                5,210      4,089    4,115
                                                  --------   -------- --------

Potential problem loans:
United Kingdom                                         640        655      658
Other European Union                                    26         32       32
United States                                           12         27       27
Africa                                                 248         67       67
Rest of the World                                        3         14       14
                                                  --------   -------- --------
Total                                                  929        795      798
                                                  --------   -------- --------

Total potential credit risk loans:
United Kingdom                                       4,149      3,838    3,870
Other European Union                                   431        374      367
United States                                          258        325      325
Africa                                               1,119        183      184
Rest of the World                                      182        164      167
                                                  --------   -------- --------
Total                                                6,139      4,884    4,913
                                                  --------   -------- --------

Allowance coverage of non-performing loans(1):           %          %        %
United Kingdom                                        64.6       64.2     68.1
Other European Union                                  70.1       69.9     60.9
United States                                         52.8       53.7     57.0
Africa                                                74.3       71.6     68.4
Rest of the World                                     68.7       75.3     71.9
                                                  --------   -------- --------
Total                                                 66.2       64.5     66.9
                                                  --------   -------- --------

Allowance coverage of total potential credit risk        %          %        %
loans(1):
United Kingdom                                        54.6       53.2     56.5
Other European Union                                  65.9       63.9     55.6
United States                                         50.4       49.2     52.3
Africa                                                57.8       45.4     43.5
Rest of the World                                     67.6       68.9     65.9
                                                  --------   -------- --------
Total                                                 56.2       54.0     56.0
                                                  --------   -------- --------

(1) In 2004, the geographical coverage ratios include an allocation of general provisions.

Since 1st January 2005, non-performing loans (NPLs) increased 27% to GBP5,210m (1st January 2005: GBP4,089m). Excluding Absa NPLs of GBP725m at the year-end, NPLs increased 10%. Other than Absa, the increase in NPLs occurred mainly in the UK retail businesses with NPLs in the wholesale and corporate businesses decreasing modestly.

Potential problem loans (PPLs) increased 17% from the beginning of the year to GBP929m (1st January 2005: GBP795m). Excluding Absa PPLs of GBP176m at the year-end, PPLs decreased 5%. Excluding Absa, retail businesses PPLs increased 38%, but this was more than offset by the 30% decline in PPLs to wholesale and corporate businesses.

Potential Credit Risk Loans (PCRLs) increased 26% to GBP6,139m (1st January 2005: GBP4,884m). Excluding Absa PCRLs of GBP901m at the year-end, PCRLs increased 7%. Other than Absa, the increase in PCRLs occurred mainly in the UK retail businesses.

The value of PCRLs at 31st December 2004 was restated for the adoption of IFRS on 1st January 2005. This restatement has not been applied to the numbers for 2004 and, as a consequence, these numbers are not directly comparable with the current values. In addition, due to enhanced modelling, PCRLs in the mortgage business have been restated. The restatement has been applied to the prior periods shown, causing increases of GBP172m at 31st December 2004 and at 1st January 2005. This restatement does not reflect changes in credit quality but arises from the application of revised methodology.

Including Absa, the NPL and PCRL coverage ratios increased to 66.2% and 56.2% respectively at the end of 2005. These ratios are higher than those excluding Absa due to the fact that Absa has a higher proportion of retail lending which, in general, tends to carry a higher level of coverage than corporate lending.

Excluding Absa, coverage of NPLs and PCRL by the stock of impairment allowances, at 64.8%, (1st January 2005: 64.5%) and 55.5% (1st January 2005: 54.0%) were broadly in line with those reported at 1st January 2005.

7.  Available for sale financial investments

                                                             As at
                                               2005       01.01.05        2004
                                               GBPm           GBPm        GBPm
Debt securities                              50,024         46,059           -
Equity securities                             1,250            675           -
Treasury bills                                2,223          1,143           -
Other eligible bills                              -            220           -
                                           --------       --------    --------
Available for sale financial investments     53,497         48,097           -
                                           --------       --------    --------

As at 1st January 2005, financial instruments have been classified and measured in accordance with IAS 39. In general, investment securities held under UK GAAP have been classified as available for sale under IFRS.

8.  Other assets


                                                                As at
                                                      2005   01.01.05     2004
                                                      GBPm       GBPm     GBPm
Sundry debtors                                       3,569      3,042    3,711
Prepayments                                            722        415      467
Balances arising from off-balance sheet instruments      -          -   18,174
Accrued income                                         329        190    3,563
                                                  --------   -------- --------
Other assets                                         4,620      3,647   25,915
                                                  --------   -------- --------

As at 1st January 2005, balances arising from off-balance sheet instruments were reclassified to derivative financial instruments.

Also from 1st January 2005, accrued income no longer includes accrued interest, which is now included within the classes of financial instruments to which the accrued interest relates.

9.  Insurance assets, including unit-linked assets


                                                             As at
                                                   2005   01.01.05       2004
                                                   GBPm       GBPm       GBPm
Reinsurer's share of provisions                     114        109        109
Assets held to cover linked liabilities               -          -      5,870
Assets held to cover non-linked liabilities           -          -      2,597
                                               --------   --------   --------
Insurance assets, including unit-linked assets      114        109      8,576
                                               --------   --------   --------

In 2005, investment and insurance contracts are separately accounted for in accordance with IAS 39 and IFRS 4. At 1st January 2005, this has resulted in the majority of the assets within the life assurance businesses being classified as financial assets designated at fair value. These assets are held both in respect of linked liabilities to customers under investment contracts and also held on own account. In 2004, assets held to cover linked liabilities and provision for linked liabilities were aggregated and reported as insurance assets and insurance contract liabilities.

10.  Insurance contract liabilities, including unit-linked liabilities


                                                                As at
                                                      2005   01.01.05     2004
                                                      GBPm       GBPm     GBPm
Long term business provision:
- Provision for linked liabilities                   1,532      1,460    5,821
- Provision for non-unit linked liabilities          2,187      2,100    2,520
Provision for claims outstanding                        48         36       36
                                                  --------   -------- --------
Insurance contract liabilities, including
unit-linked liabilities                              3,767      3,596    8,377
                                                  --------   -------- --------

In 2005, investment and insurance contracts are separately accounted for in accordance with IAS 39 and IFRS 4. In 2004, assets held to cover linked liabilities and provision for linked liabilities were aggregated and reported as insurance assets and insurance contract liabilities.

11.  Other liabilities


                                                             As at
                                               2005       01.01.05        2004
                                               GBPm           GBPm        GBPm
Obligations under finance leases payable        289            353         353
Balances arising from off-balance sheet
financial instruments                             -              -      18,009
Sundry creditors                              6,131          5,021       3,851
Accruals and deferred income                  4,711          4,495       6,820
Short positions in securities                     -              -      53,903
                                           --------       --------    --------
Other liabilities                            11,131          9,869      82,936
                                           --------       --------    --------

As at 1st January 2005, balances arising from off-balance sheet instruments were reclassified to derivative financial instruments and short positions in securities were reclassified to trading portfolio liabilities.

Also from 1st January 2005, accruals and deferred income no longer includes accrued interest, which is now included within the classes of financial instruments to which the accrued interest relates.

12.  Other provisions for liabilities


                                                             As at
                                                2005      01.01.05        2004
                                                GBPm          GBPm        GBPm
Customer loyalty provisions                        -             -          12
Redundancy and restructuring                      74            97          97
Undrawn contractually committed facilities
and guarantees                                    55            55          55
Onerous contracts                                 79            39          39
Sundry provisions                                309           212         213
                                            --------      --------    --------
Other provisions for liabilities                 517           403         416
                                            --------      --------    --------

As at 1st January 2005, the customer loyalty provision has been reclassified to other liabilities.

Other provisions for liabilities rose GBP101m to GBP517m (2004: GBP416m), principally reflecting the inclusion of Absa (GBP45m) and property costs relating to the head office relocation to Canary Wharf (GBP40m).

13.  Retirement benefit liabilities

The Group's IAS 19 pension deficit across all schemes as at 31st December 2005 was GBP2,879m (2004: GBP2,464m). This comprises net recognised liabilities of GBP1,737m (2004: GBP1,786m) and unrecognised actuarial losses of GBP1,142m (2004: GBP678m). The net recognised liabilities comprises retirement benefit liabilities of GBP1,823m (2004: GBP1,865m) and assets of GBP86m (2004: GBP79m).

The Group's IAS 19 pension deficit in respect of the main UK scheme as at 31st December 2005 was GBP2,535m (2004: GBP2,220m). The actuarial funding position of the main UK pension scheme as at 31st December 2005, estimated from the formal triennial valuation in 2004, was a surplus of GBP900m (2004: deficit of GBP50m).

Cash  contributions  to the  Group's  schemes  totalled  GBP373m in 2005  (2004:
GBP279m), including GBP354m to the main UK scheme (2004: GBP255m). The Pensions Protection Fund (PPF) solvency ratio(1) for the main UK scheme as at 31st December 2005 was estimated to be 110%.

(1) The PPF solvency ratio represents the funds assets as a percentage of pension liabilities calculated using a section 179 valuation model to be finalised in March 2006 and agreed with the PPF.

14.  Legal proceedings

Proceedings, including a class action, have been brought in the United States against a number of defendants, including Barclays, following the collapse of Enron. In each case the claims are against groups of defendants. Barclays considers that the claims against it are without merit and is defending them vigorously. The trial of the class action claims relating to Enron is currently scheduled to begin in October 2006. A court ordered mediation commenced in September 2003 but no material progress has been made towards a resolution of the litigation, although certain other defendants have reached settlements. In addition, in respect of investigations relating to Enron, Barclays is continuing to provide information in response to enquiries by regulatory and governmental authorities in the United States and elsewhere. It is not possible to estimate Barclays possible loss in relation to these matters, nor the effect that it might have upon operating results in any particular financial period.

Barclays has been in negotiations with the staff of the US Securities and Exchange Commission with respect to a settlement of the Commission's investigation of transactions between Barclays and Enron. Barclays has also been in negotiations in the Enron bankruptcy proceedings. Barclays does not expect that the amount of any settlement with the Commission or in the bankruptcy proceedings would have a significant adverse effect on its financial position or operating results.

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it, which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

15.  Contingent liabilities and commitments

                                                            As at
                                               2005      01.01.05         2004
Contingent liabilities                         GBPm          GBPm         GBPm
Acceptances and endorsements                    283           303          303
Guarantees and assets pledged as
collateral for security                      38,035        30,011       30,011
Other contingent liabilities                  8,825         8,245        8,245
                                           --------      --------     --------
                                             47,143        38,559       38,559
                                           --------      --------     --------
Commitments
Standby facilities, credit lines and other
commitments                                 203,785       134,051      134,051
                                           --------      --------     --------

Contingent  liabilities increased 22% (GBP8.5bn) to GBP47.1bn (1st January 2005:
GBP38.6bn) due to increases in securities lending activity within Barclays Global Investors. The inclusion of Absa increased contingent liabilities by GBP1.6bn.

Commitments   increased  52%   (GBP69.7bn)   to  GBP203.8m  (1st  January  2005:
GBP134.1bn) primarily because of the inclusion of Absa and new facilities within Barclays Capital, Barclaycard and UK Banking. The inclusion of Absa increased commitments by GBP23.6bn.

16.  Market risk

Barclays policy is that the market risks associated with business activities are clearly identified, assessed and controlled within agreed limits and that the market risks arising from trading activities are concentrated in Barclays Capital.

Barclays uses a 'value at risk' measure as the primary mechanism for controlling market risk. Daily Value at Risk (DVaR) is an estimate of the potential loss which might arise from unfavourable market movements, if the current positions were to be held unchanged for one business day, measured to a confidence level of 98%. Daily losses exceeding the DVaR figure are likely to occur, on average, twice in every one hundred business days.

In 2005, the DVaR methodology for credit spread risk was enhanced. The original methodology was currency dependent and incorporated seven credit categories, these being interest rate swaps and six credit rating based categories. The enhanced 'specific credit spread' method replaces the rating and currency based approach with a name specific approach and was rolled out in phases across a number of business lines. The enhanced model captures concentration risk and responds quickly to changing market conditions and individual company circumstances. 'Specific credit spread' risk is reported within credit spread risk in the table on page 85.

Also in 2005, a methodology enhancement was introduced for inflation products. Inflation risk is reported within Interest rate risk in the table on page 85.

The impact of these methodology changes was not material and has not been reflected in the 2004 comparative data.

Analysis of Barclays Capital's market risk exposures

Barclays Capital's market risk exposure, as measured by average total Daily Value at Risk, decreased by 7% in 2005. This was mainly a consequence of increased geographical and product diversification resulting from business growth.

DVaR

                                            Twelve months to
                                           31st December 2005
                                           -------------------
                            Average                High(1)              Low(1)
                               GBPm                  GBPm                GBPm
Interest rate risk             25.3                  44.8                15.4
Credit spread risk             23.0                  28.3                19.0
Foreign exchange risk           2.8                   5.3                 1.4
Equities risk                   5.9                   8.2                 3.9
Commodities risk                6.8                  11.4                 4.5
Diversification effect        (31.9)                    -                   -
                            -------              --------             -------
Total DVaR(2)                  31.9                  40.4                25.4
                            -------              --------             -------

                                            Twelve months to
                                           31st December 2004
                                            -------------------

                             Average               High(1)               Low(1)
                                GBPm                 GBPm                 GBPm
Interest rate risk              25.0                 53.6                 15.1
Credit spread risk              22.6                 32.9                 16.0
Foreign exchange risk            2.4                  7.4                  0.9
Equities risk                    4.2                  7.9                  2.2
Commodities risk                 6.0                 14.4                  2.2
Diversification effect         (25.9)                   -                    -
                             -------              -------              -------
Total DVaR                      34.3                 46.8                 24.0
                             -------              -------              -------

(1) The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.
(2) The year-end total DVaR for 2005 was GBP37.4m (2004: GBP31.9m).


            CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

                                                               2005       2004
                                                               GBPm       GBPm
Net movements in available for sale reserve                    (109)         -
Net movements in cash flow hedging reserve                     (119)         -
Currency translation differences arising during the year        300        (58)
Tax                                                              50          -
Other movements                                                (102)         -
                                                           --------   --------
Amounts included directly in equity                              20        (58)
Profit for the year                                           3,841      3,301
                                                           --------   --------
Total recognised income and expense for the year              3,861      3,243
                                                           --------   --------

Attributable to:
Equity holders of the parent                                  3,379      3,196
Minority interests                                              482         47
                                                           --------   --------
                                                              3,861      3,243
                                                           --------   --------

The consolidated statement of recognised income and expense reflects the accumulated income and expense for the year, including items taken directly to equity and reserves.

In accordance with IAS 39, gains or losses arising from the change in fair value of available for sale assets are recognised in the available for sale reserve except for impairment losses and foreign exchange gains or losses on monetary items such as debt securities, which are recognised in income. When an available for sale asset is impaired or derecognised, the cumulative gain or loss previously recognised in the available for sale reserve is transferred to income.

In accordance with IAS 39, cash flow hedging aims to minimise exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability that could affect profit or loss. The portion of the gain or loss on the hedging instrument that is deemed to be an effective hedge is recognised in the cash flow hedging reserve. The gains and losses deferred in this reserve are transferred to income in the same period or periods during which the hedged item effects profit or loss.

Exchange differences arising on the net investments in foreign operations and effective hedges of net investments are recognised in the translation reserve and transferred to income on the disposal of the net investment.

Tax comprises tax on items taken directly to reserves, including tax on the available for sale reserve and cash flow hedging reserve.

Other movements primarily reflects the change in insurance liabilities taken directly to reserves.


                    SUMMARY CONSOLIDATED CASH FLOW STATEMENT

                                                               2005       2004
                                                               GBPm       GBPm
Net cash (outflow)/inflow from operating activities         (10,498)     5,171
Net cash outflow from investing activities                   (5,181)    (6,998)
Net cash inflow from financing activities                    15,119      2,960
Net gain on exchange rate changes on cash and cash
equivalents                                                    (237)      (470)
                                                           --------   --------
Net (decrease)/increase in cash and cash equivalents           (797)       663
Cash and cash equivalents at beginning of period             21,602     13,854
                                                           --------   --------
Cash and cash equivalents at end of period                   20,805     14,517
                                                           --------   --------

The opening cash and cash equivalents balance has been adjusted by GBP7.1bn to reflect the application of IAS 32 and IAS 39.

In 2005 the inflow from securitisations of GBP14.0bn (2004: GBP4.2bn) is included in net cash inflow from financing activities and net cash outflow from operating activities.

                               OTHER INFORMATION

Registered office
1 Churchill Place, London, E14 5HP, England, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Website
www.barclays.com

Registrar
The Registrar to Barclays PLC, The Causeway, Worthing, West Sussex, BN99 6DA, England, United Kingdom. Tel: + 44 (0) 870 609 4535.

Listing
The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Ordinary shares are also listed on the New York Stock Exchange and the Tokyo Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol 'BCS'. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is The Bank of New York whose international telephone number is +1-212-815-3700, whose domestic telephone number is 1-888-BNY-ADRS and whose address is The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258.

Filings with the SEC
Statutory accounts for the year ended 31st December 2005, which also include certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission
(SEC), can be obtained from Corporate Communications, Barclays Bank PLC, 200 Park Avenue, New York, NY 10166, United States of America or from the Director, Investor Relations at Barclays registered office address, shown above, once they have been published in late March. Once filed with the SEC, copies of the Form 20-F will also be available from the Barclays Investor Relations' website (details below) and from the SEC's website (www.sec.gov).

Results timetable
Ex Dividend Date                              Wednesday, 1st March 2006
Dividend Record Date                          Friday, 3rd March 2006
2006 Annual General Meeting                   Thursday, 27th April 2006
Dividend Payment Date                         Friday, 28th April 2006
2006 Trading Update*                          Thursday, 25th May 2006
2006 Interim Results Announcement*            Thursday, 3rd August 2006

*Note that these announcement dates are provisional and subject to change.


Economic data                                            2005               2004
Period end - US$/GBP                                     1.72               1.92
Average - US$/GBP                                        1.82               1.83
Period end - EUR/GBP                                     1.46               1.41
Average - EUR/GBP                                        1.46               1.47
Period end - R/GBP                                      10.87              10.86
Average - R/GBP                                         11.57              11.83



For further information please contact:

Investor Relations                     Media Relations
--------------------                   -----------------
Mark Merson/James S Johnson            Stephen Whitehead/Chris Tucker
+44 (0) 20 7116 5752/2927              +44 (0) 20 7116 6060/6223

More information on Barclays can be found on our website at the following address:www.investorrelations.barclays.co.uk

An interview with John Varley, Group Chief Executive, is available in video, audio and text on http://www.investorrelations.barclays.co.uk and http://www.cantos.com.


                         Index of Main Reference Points


Acquisitions and disposals                     69
Additional information                         68
Allowance for impairment on
loans and advances                             76
Amortisation of intangible assets              52
Available for sale financial investments       80
Balance sheet (consolidated)                12-13
Barclaycard                                16, 34
Barclays Capital                           15, 26
Barclays Global Investors                  15, 28
Basis of preparation                           68
Business margins                               45
Capital ratios                                 57
Capital resources                              56
Cash flow statement - summary (consolidated)   87
Change in accounting estimate                  70
Competition and regulatory matters             71
Contingent liabilities and commitments         83
Derivative financial instruments               72
Dividends on ordinary shares                   55
Daily Value at Risk (DVaR)                     84
Earnings per share                             55
Economic capital                               60
Economic capital demand                        61
Economic capital supply                        63
Economic data                                  88
Economic profit                                64
Filings with the SEC                           70
Financial highlights                            4
Goals reporting                                66
Group Chief Executive's Statement               5
Group Finance Director's Review                 8
Group share schemes                            70
Group structure changes from 2004              68
Head office functions and other
operations                                 17, 42
Hedge accounting                               70
IFRS                                        ii, 9
Impairment charge and other
credit provisions                              50
Income statement (consolidated)                11
Insurance assets                               81
Insurance contract liabilities                 81
International Retail and Commercial
Banking                                    16, 37
- excluding Absa                           16, 38
- Absa                                     16, 40
Legal proceedings                              83
Loans and advances to banks                    74
Loans and advances to customers                75
Market risk                                    84
Net fee and commission income                  47
Net premiums from insurance contracts          49
Net claims and benefits paid on
insurance contracts                            49
Net interest income                            44
Operating expenses                             51
Other assets                                   81
Other information                              88
Other liabilities                              82
Other income                                   49
Other provisions for liabilities               82
Performance summary                             2
Performance ratios                              4
Potential credit risk loans                    78
Principal transactions                         48
Profit attributable to minority interests      54
Profit before tax                               1
Recent developments                            71
Reconciliation of regulatory capital           58
Results by business                            14
Results timetable                              88
Retirement benefit liabilities                 82
Risk asset ratio                               57
Risk Tendency                                  67
Share capital                                  70
Share of post-tax results of associates
and joint ventures                             54
Staff costs                                    52
Staff numbers                                  53
Statement of recognised income and expense
(consolidated)                                 86
Summary of key information                      1
Tax                                            54
Total assets                               19, 59
UK Banking                                 14, 20
UK Business Banking                        14, 24
UK Retail Banking                          14, 22
Wealth Management                          15, 30
Wealth Management-closed life
assurance activities                       15, 32
Weighted risk assets                       19, 59